




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                               AMENDMENT NO. 5 TO


                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934




                                PET QUARTERS, INC.
                 (Name of Small Business Issuer in its charter)

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

          ARKANSAS                                                        62-169-8524
  (State or other jurisdiction of                            (I.R.S. Employer Identification No.)
 incorporation or organization)


 720 EAST FRONT STREET, LONOKE, ARKANSAS                                  72086
 (Address of principal executive offices)                              (Zip Code)



Issuer's telephone number                   501-676-9222

Securities to be Registered Pursuant to Section 12(b) of the Act:

                                                  Name of Each Exchange on
              Title of Each Class                     Which Registered
              -------------------                     ----------------

                     NONE                                   NONE


Securities to be Registered Pursuant to Section 12(g) of the Act:


                         COMMON STOCK ($.001 PAR VALUE)
                                (Title of Class)





                                          TABLE OF CONTENTS

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                                                                                                                Page
                                                                                                                ----
PART I............................................................................................................1

        Item 1.      Description of Business......................................................................1

        Item 2.      Management's Discussion and Analysis Or Plan of Operations..................................10

        Item 3.      Description of Properties...................................................................16

        Item 4.      Security Ownership of Certain Beneficial Owners and Management..............................17

        Item 5.      Directors, Executive Officers, Promoters and Control Persons................................18

        Item 6.      Executive Compensation......................................................................20

        Item 7.      Certain Relationships and Related Transactions..............................................21

        Item 8.      Description of Securities...................................................................22

PART II..........................................................................................................22

        Item 1.      Market Price and Dividends on the Registrant's Common Equity and Other
                     Shareholder Matters.........................................................................22

        Item 2.      Legal Proceedings...........................................................................23

        Item 3.      Changes in and Disagreements with Accountants...............................................23

        Item 4.      Recent Sales of Unregistered Securities.....................................................24

        Item 5.      Indemnification of Directors and Officers...................................................25

PART III.........................................................................................................


        Item 1.      Index to Exhibits and Description of Exhibits...............................................

        Signature Page...........................................................................................


                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS.

(a)      BUSINESS DEVELOPMENT

         PET QUARTERS, INC. ("Pet Quarters" or the "Company") was incorporated on May 22, 1997, under the laws of the State of Arkansas. Currently, the Company's principal business is to sell pet supplies through the Internet and catalogs. The Company offers over 7,500 items or Stock Keeping Units (SKU's) for pets through its web site, which is located at www.Pet Quarters.com. The Company has three subsidiaries: PQ Acquisition Company, Inc. ("Acquisition"), Humboldt
Industries Incorporated ("Humboldt") and Maplewood Industries, Inc.
("Maplewood") (collectively, Humboldt and Maplewood shall be referred to herein as "Humboldt Industries" or the "Catalog Division.").

         Acquisition is an Arkansas corporation organized in 1999, for the sole purpose of acting as an intermediate corporation to acquire Humboldt Industries.
Acquisition currently owns all of the issued and outstanding shares of stock of Humboldt Industries.

         As of August 1, 1999, the Company acquired Humboldt Industries for cash of $4.6 million and common stock of Pet Quarters valued at $4.6 million.
Humboldt Industries is a fulfillment company (i.e., a company which, fulfills the orders and ships the products purchased on the Company's web site and the subsidiaries catalogs). Humboldt circulates two mail order pet catalogs, Home
Pet Shop and Dog's Outfitter, to its retail and wholesale customers both domestically and internationally. Maplewood circulates the Maplewood Crafts catalog and the Plastic Canvas catalog and distributes a wide variety of craft kits and craft supplies, primarily focusing on the consumer marketplace.
Maplewood shares the Humboldt infrastructure, resources and associated costs.

         In July of 1999, the Company reached an agreement to acquire
Chartendure, Ltd. ("Chartendure"), of the United Kingdom, for common stock of Pet Quarters. Chartendure contracted with Interactive Bureau ("IB"), one of the leading web site design firms, in August 1999 to develop a new web site for Pet
Quarters. The Pet Quarters common stock to be issued to Chartendure will be issued when and if IB achieves certain milestones in the development of the web site. In addition, Chartendure's principal shareholder will provide information regarding pet care, feeding and health issues for pet owners. This information is supplied by veterinary organizations and other industry professionals and will be incorporated into the Pet Quarters' web site. This will become a value-added feature of the web site and will be available, free of charge, to persons accessing the Company's web site.

         Pet Quarters borrowed $4,600,000 from the Sun Valley Trust on July 30,
1999 (the "Trust"), to acquire Humboldt Industries (the "Bridge Loan"). Both unaffiliated individuals and entities and affiliated individuals contributed money to the Trust to enable the Trust to make the Bridge Loan. Individuals affiliated with Pet Quarters accounted for $1,023,000 of the $4,600,000, which is disclosed in Note 8 on page F-20. An unaffiliated entity, Olympus Capital
("Olympus"), accounted for $2,000,000 of the $4,600,000, appointed the trustee, hired counsel for the Trust and negotiated the terms of the Bridge Loan on behalf of the Trust. Without the contribution from Olympus to the Trust, the funds the Trust would have had available to loan to Pet Quarters would not have been sufficient to enable Pet Quarters to complete the acquisition of Humboldt
Industries.

         As an incentive for the Trust to make the Bridge Loan, Pet Quarters issued 153,334 of its restricted shares of common stock (valued at $651,671 or $4.25 per share, the closing price on July 30, 1999) to the Trust that were distributed by the Trust to its beneficiaries.


         The Bridge Loan is secured by all of the outstanding shares of stock of Humboldt and Maplewood. The original note was payable in full on October 1, 1999. The Company failed to make the required payment, and shortly thereafter, the trustee attempted to foreclose on the collateral (Humboldt and Maplewood).
On November 10, 1999, Pet Quarters executed an extension of the Bridge Loan. As an inducement for Olympus to agree to the extension and leave its capital in the Trust and not foreclose on the collateral, the beneficiaries of the Trust granted Olympus the power and authority to direct the actions of the trustee of the Trust. In addition, a five percent (5%) penalty of $230,000 was added to the outstanding principal amount of the note, resulting in the current outstanding principal balance of $4,830,000. After negotiation, the Company issued to the Trust an additional 275,000 restricted shares of Pet Quarters common stock valued at $483,009 or $1.7564, which is an approximation of the average closing price for the shares on November 9 and 10, 1999 and these shares were distributed to Trust beneficiaries. The interest rate was reduced from 12.5% per annum to 10% per annum and the maturity date was extended to May 10, 2000. In exchange, Pet Quarters agreed to make monthly partial interest payments of $20,000 by the 10th day of each month commencing December 10, 1999.


         The earned but unpaid interest accumulates interest free until Pet
Quarters raises additional capital, then, to the extent, Pet Quarters has raised additional capital, Pet Quarters is required to pay all accrued but unpaid interest to the Trust. The terms of the extension also required a partial principal payment of $1,000,000 by February 10, 2000. To induce Olympus to agree to the extension of the Bridge Loan, all of the beneficiaries of the Trust agreed that Olympus would be entitled to preferential treatment and all of the $1,000,000 due on February 10, 2000 was to be paid to Olympus through the Trust rather than allocated among all of the beneficiaries. On February 3, 2000, Pet Quarters paid the $1,000,000 principal payment to the Trust. The remaining principal balance plus accrued interest will be due in full on May
10, 2000. As of February 22, 2000, Pet Quarters is current on all obligations with the Trust.

         In connection with the extension of the Bridge Loan Expense, the Company was also required to pay interest, attorney fees, and associated expenses of the trustee in the amount of $204,723 (the "Outstanding Expenses").
These funds were borrowed from the Matthew J. Hoff Trust ("Hoff Trust") and
Michael Parnell. Mr. Parnell, as trustee for the Hoff Trust, and on his own behalf, received two convertible notes for the Company for $102,361.50 each (the "Expense Notes"). The Expense Notes were convertible, wholly or partially, into common stock of the Company at a rate of $.50 of debt for each share of common stock. The price of the common stock was in the range set forth below:

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
November 8                 $1.00
November 9                  1.53
November 10                 2.03
November 11                 2.125
November 12                 2.00


         The terms of the Expense Notes required that each be converted on or before February 10, 2000. After February 10, 2000, the conversion privilege terminated. On January 27, 2000, the Expense Notes were converted into 409,446 shares of restricted common stock of the Company for both the Hoff Trust and for Michael Parnell.







         The conversion feature resulted in an aggregate benefit to the holders of the Expense Notes of $626,452 computed as the closing price for Pet
Quarters stock on November 10, 1999 ($2.03) less the conversion price for each share ($.50) multiplied by the number of shares obtained in the conversion (409,446).


         While the Bridge Loan and the extension of the Bridge Loan ("Extension") were negotiated with related parties of the Company, the Company believes that the Bridge Loan and the Extension were negotiated in a manner which resulted in terms which are as good as, or better than, the Company could have received otherwise. At the time the Bridge Loan and the Extension were negotiated, the Company could not rely on traditional methods of commercial financing because of its limited business history and its lack of credit worthiness. The negotiations between the Company and the Bridge Loan and Extension creditors were protracted and reflected many of the points of concern which prevented the Company from using commercial lines of credit. Despite the fact that the Company could not have borrowed commercially at the time the Bridge Loan and Extension were negotiated, the terms of those loans were negotiated between two separate parties (i.e., the Company and the trust representatives). The result of these negotiations are terms that are better than any other option available to the Company at that time.





(b)      BUSINESS OF THE ISSUER

         DOMESTIC PET PRODUCTS AND SERVICES INDUSTRY.

         LARGE AND GROWING INDUSTRY. According to industry sources, Americans spent approximately $23 billion on their pets in 1998, more than they did on toys ($20.6 billion), on recorded music ($13.2 billion), and on books sold through general retailers ($12 billion). Pets remain an integral part of family life in the United States with 58 million, or 59%, of 98 million U.S. households owning one or more pets. By 2001, the pet products and services industry is expected to grow to $28.5 billion.


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

       ESTIMATED U.S. MARKET FOR PET FOOD, SERVICE, AND NON-FOOD PRODUCTS
        -------------------------------------------------------------------------------------------------------
                                                    MARKET SEGMENT
                                                     (BILLIONS)                       % OF TOTAL MARKET
        =======================================================================================================
        Premium Food                                      $6                                    25%
        Other Food                                         7                                    30
                 Total Food                               13                                    55
        Services                                           6                                    25
        Non-Food Products                                  4                                    20
                    TOTAL                                $23                                   100%

        =======================================================================
        Source:  Deutsche Banc Alex.  Brown and Company estimates.


         PET OWNERSHIP BREAKOUT. The popularity of dogs and cats as pets in America is unrivaled and continues to be the primary driver of the pet products and services industry.


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
        PET OWNERSHIP IN THE UNITED STATES
        -------------------------------------------------------------------------------------------------------
                                                                              TOTAL # OF U.S.
                                      TOTAL # OF PETS        % OF TOTAL          HOUSEHOLDS          % OF TOTAL
                                         (MILLIONS)             PETS             (MILLIONS)          HOUSEHOLDS
        =======================================================================================================
            Cats                              59                  30                 32                   33%
            Dogs                              53                  27                 36                   37
            Fish                              56                  28                  6                    6
            Birds                             14                   7                  5                    5
            Rabbits & Ferrets                  6                   3                  2                    2
            Rodents                            5                   3                  2                    2
            Reptiles                           4                   2                  1                    1
                     TOTAL                   197                 100%

        =======================================================================
        Source: American Veterinary Medical Association


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



         Although the number of cats (59 million) surpasses the number of dogs (53 million), four million more U.S. households own dogs than cats. According to the Pet Industry Joint Advisory Council, virtually all dog owners purchase their pets 1-5 packages of treats per month, 66% give their pets gifts, more than 50% give their pets Christmas presents, and 25% give their pets birthday presents.

         FAVORABLE DEMOGRAPHIC TRENDS. Demographic trends suggest that the recession-resistant pet products and services industry will continue to grow for years to come.

         o Continued Family Formation. Most pets are owned by families with children between the ages of 5 and 15. Families with children under 18 years old are projected to grow at a steady pace over the next several years.

         o Pet Ownership Increasingly Linked to Affluence. Furthermore, the income distribution among pet-owning households is increasingly skewed towards higher income brackets that can afford to spend more on pet products. According to the American Veterinarian Medical Association, 64.6% of households with incomes of $60,000 or more own a pet.

   ----------------------------------------------------------------
    HOUSEHOLD INCOME                        HOUSEHOLDS OWNING A PET
   ================================================================
   Less than $12,500                                  47.80%
   $12,500 to $24,999                                 55.6
   $25,000 to $39,000                                 60.7
   $40,000 to $59,999                                 64.8
   $60,000 or more                                    64.6
   ----------------------------------------------------------------
   Source: The American Veterinarian Medical Association

         INCREASED CONSUMER SPENDING ON PETS. The $13 billion pet food segment of the pet products and services industry breaks down into non-premium supermarket brands and premium brands. Historically, the segment has been dominated by supermarket brands such as Alpo, Kal Kan and Purina, which represent roughly 55% of all pet food supplies and are primarily sold through grocery stores, convenience stores, and other mass merchant outlets. These brands grow at a low single-digit annual rate, carry lower gross margins, and are generally considered less nutritious than premium brands.

         Through the 1980s, the supermarket brands had relatively little retail competition. Over the past five years, however, supermarket brands have lost market share. Premium brands such as Iams, Nutro, and Science Diet, which are generally not available through supermarkets or mass merchants due to manufacturers' restrictions, have increased in popularity as consumers have come to understand the importance of diet in ensuring their pets' health. These premium brands are sold primarily through superstores, specialty pet stores, veterinarians, and farm and feed stores, due to manufacturers' insistence on ensuring proper retail servicing and stable margins. Premium brand sales have increased at a compound annual growth rate of approximately 18% over the past five years and now account for an estimated 25% of the total pet food segment.

         The Company believes that premium purchases have increased due to the demographics trends previously discussed, growing concern for animal welfare and nutrition, recommendations by veterinarians and breeders, and the increasing availability and variety of premium pet food products. The Company believes that as consumers focus on pet health and care, they tend to purchase more and higher quality pet products and services. This trend has had a positive effect on the $5 billion non-food pet products segment and the $6 billion pet services segment. The Company is not currently offering pet food products directly, but is in discussion with third parties regarding fulfillment of pet food orders to Company customers.

         Typically, pet products are purchased on impulse during a customer's regular visit to purchase pet food, cat litter, or flea control products. Demand for non-bulk products is less price sensitive than for pet food and other bulk products. Consequently, non-bulk, non-food pet products are less frequently discounted, resulting in higher gross margins. For this reason, the pet supply industry has attracted strong interest from supermarkets, although due to space constraints, supermarkets tend to carry a limited assortment of basic items such as collars, dog chews, leashes, flea collars, and toys. Pet supply stores carry a wider variety of these basic items and an assortment of other products such as grooming products, pet carriers, cat furniture, doghouses, vitamins, treats, and veterinary products.

         The pet services segment includes veterinary, boarding, grooming and training services. Approximately 92% of all households with dogs and 78% of all households with cats seek veterinary care at least once a year, and veterinary expenditures in the United States have grown at a 9.5% compounded annual growth rate since 1991. Although pet services vendors generally enjoy high margins, execution and liability concerns generally restrict the ranks of such vendors to larger and more experienced specialty retailers.

         INTERNET AND RETAIL E-COMMERCE TRENDS.

         SURGING INTERNET USAGE. International Data Corporation ("IDC") estimates that there were 97 million Web users worldwide at the end of 1998 and anticipates this number will grow to approximately 320 million users by the end of 2002. In addition to the increase in the number of users, both the frequency of use and the amount of time spent online have also grown significantly. In 1998, nearly 60% of all online households accessed their online service at least once a day, increasing from only 35% the previous year. Industry observers believe that this trend will continue in the future as more people use the Internet as a source of information and news and as a convenient "virtual" marketplace in which to conduct a wide variety of retail purchases.

         The rapidly increasing popularity of Internet usage among a broad range of age groups and demographic profiles is self-evident. From online news services and government databases to online bookstores and brokerage firms, the Internet is now a permanent fixture in the economic and social landscape of the United States. Although the PC is expected to remain the core means of Internet access, Intelliquest predicts that by 2000 alternative means of Internet access will be the driving force of growth. Currently, an estimated 3.7 million people use a handheld computer to go online, while 3.1 million access the Internet via a TV-set-top box or WebTV.

         RETAIL E-COMMERCE. According to a study released by the University of Texas Center for Research in Electronic Commerce on June 10, 1999, the Internet economy in 1998 generated revenues of $301.4 billion in the United States. The study, commissioned by Cisco Systems, estimates that of the overall figure, approximately one third, or $101 billion, can be attributed to e-commerce, with much of the balance attributed to infrastructure and applications. Between 1995 and 1998, the Internet economy grew by 174.5%, compared with a worldwide economic growth rate of 3.8% during the same period. Finally, the study shows that a large part of Internet growth can be attributed to the transfer of existing economic activity to the Internet rather than the creation of totally new Internet activities.

         Although estimates vary, the Yankee Group projects the U.S. consumer segment of e-commerce to grow to $10 billion by 2000 while IDC forecasts $26.8 billion -- there is a consensus that the Internet e-commerce channel will be a substantial component of both consumer-to-business and business-to-business transactions in the future. According to Forrester Research, the total value of goods and services purchased over the Internet is expected to increase to $1.3 trillion in 2003.

         The Company believes that growth in Internet usage and e-commerce is being fueled by a number of factors including:

         o A large and growing installed base of personal computers in the workplace and home;

         o Advances in the performance and speed of personal computers and modems;

         o Improvements in network security, infrastructure and bandwidth (including the development of high-speed connectivity options for Internet users);

         o        Easier and cheaper access to the Internet; and

         o The rapidly expanding availability of online content and commerce sites.

         An April 1999 study by Greenfield Online found that 39% of U.S. Internet users spend less time shopping in offline stores and malls than on the Internet. This finding is significant because Americans with Internet access account for 60% of the total consumer buying power in the United States. An April 1999 study by ActivMedia that showed the online premium specialty goods market is flourishing, with the majority of premium specialty goods sites already operating at a profit. The study found that the revenue generated by sites specializing in items such as gourmet food, personal care and branded consumer products is rising steadily. Sales in 1999 are expected to increase tenfold over 1998, while sales in 2000 are expected to be four times greater than in 1999.

         The unique characteristics of the Internet provide a number of advantages for online retailers. Online retailers are able to "display" a larger number of products than traditional store-based or catalog retailers at a lower cost. In addition, online retailers are able to frequently adjust their featured selections, editorial content, shopping interfaces and pricing, providing significant merchandising flexibility. The minimal cost to publish on the Internet, the ability to reach and serve a large and global group of customers electronically from a central location, and the potential for personalized low-cost customer interaction provide additional economic benefits for online retailers. Unlike traditional retail channels, online retailers do not have the burdensome costs of managing and maintaining a retail store infrastructure or the significant printing and mailing costs of catalogs. Online retailers can also easily obtain demographic and behavioral data about customers, increasing opportunities for direct marketing and personalized services.

         BUSINESS STRATEGY.

         Pet Quarters' primary objective is to provide the consumer with an efficient, low-cost, and value-added shopping experience. Key elements of the Company's business strategy include the following:

         The Company believes that consumers want both the convenience of online shopping and at least the same breadth of products that they can find at traditional retail outlets. The Company also believes that in-house fulfillment is required to control not only costs, but also the customer's shopping experience. The Company's business model is to build a fully integrated content and commerce site with in-house product sourcing and fulfillment with incomparable customer care. Uniquely, it is a model in which authoritative content drives the commerce and builds the brand.

         The rationale for this business model is:

         o        Content will drive commerce
         o        Content will attract advertising revenues
         o        Content will create "stickiness" and encourage more page views
         o        Content will build the brand and customer loyalty

         The Company's recent acquisition of Humboldt Industries addresses the need for a scalable in-house fulfillment solution. As a leader in the mail-order pet product catalog business, currently distributing its two pet catalogs - Home Pet Shop and the Dog's Outfitter - to retail and wholesale customers throughout the United States and internationally, management believes that the fulfillment and customer service platform provided by Humboldt will create tremendous synergies that can be quickly translated to the Internet operation. The Company believes that it is acquiring substantial direct marketing expertise through this acquisition and intends to use Humboldt's catalog mailings as soon as possible to expand awareness of Pet Quarters.com. Pet Quarters' senior management team has over 100 years experience in the pet and animal healthcare industry with expertise in retailing, services, product sourcing, fulfillment and customer care, marketing and content development.

         Pet Quarters has global vision and appreciates the international opportunity available to Internet supply companies. Building on the international experience Humboldt accumulated over the past five years, Pet Quarters plans to take advantage of selling into these international markets over the Internet. The Chartendure acquisition and associated relationships within the pet industry internationally will assist the Company as it pursues development of an international brand on the Internet. Currently, international sales account for approximately 2.5% of the Company's total sales.

         Additionally, the Humboldt acquisition immediately brings the Company a significant wholesale base of revenue that is currently not being pursued by the competition. It is the Company's intention to address the wholesale opportunity by developing a robust website for the wholesale customer to make purchases as well as to access industry information and content of interest to them as participants within the pet industry. The grooming industry constitutes a significant portion of the wholesale revenues and as such, the Company views this as a significant opportunity to extend the Pet Quarters brand through an off-line affiliate program by offering an incentive based program compensating the groomer for purchases made at the Pet Quarters.com website based on their referrals.

         The business-to-business (wholesale) sales may be characterized as those pet professionals, including for example proprietors of pet hotel and boarding facilities, managers and staff of animal shelters and humane societies, veterinarians, groomers, breeders, show exhibitors, as well as those pet owners with multiple animals, whose purchase requirements qualify them for wholesale rates.

         Quite simply, the veterinarian is the ultimate arbiter and authority of pet healthcare and welfare and therefore, an important aspect of the business-to-business opportunity that the Company intends to pursue. The profession is to animals, particularly companion animals, what the medical profession is to human healthcare, yet more so. Its professional associations, the American Veterinary Medical Association, American Animal Hospital Association in the US, and its equivalents in other countries, are the bodies through which the veterinarians are themselves governed and the conduit for governmental and public policy relating to the treatment and welfare of animals. Approximately 92% of all households with dogs and 78% of all households with cats seek veterinary care at least once a year, and veterinary expenditures in the United States have grown at a 9.5% compounded annual growth rate since 1991. Accordingly, the veterinarian is the most highly respected point of recommendation for pet owners, and Pet Quarters' goal is to secure the imprimatur of the veterinary community.

         There are approximately 24,000 small animal veterinary practices in the US. Working in partnership with the professional associations, Pet Quarters seeks to provide veterinarians with a trustworthy and credible additional client information point, which, because fellow professionals have written it, veterinarians will feel comfortable promoting to their own clients.

         Likewise, other pet professionals such as breeders and groomers, are important points of recommendation for pet owners and are being targeted by Pet Quarters. The Kennel Clubs are the authorities for the regulation of breeding and breeders and the registrars of all pedigree dogs (the Cat Fancies similarly control the breeding and registration of pedigree cats). It is difficult to overstate the potential of these organizations. The United Kennel Club in the US registers approximately 240,000 dogs each year and the American Kennel Club registers approximately one million. The opportunity to promote Pet Quarters through strategic alliances with the Kennel Clubs before and after registration of these pedigree puppies and kittens, taps a vast potential market of new pet owners who are actively seeking advice on the care and welfare of their companion animal. Through the support of the Kennel Clubs, Pet Quarters seeks the active support of individual breeders, who are viewed as important sources of knowledge and advice for the new and repeat pet owner.

         Groomers handle many pets each day and in the course of grooming the animal and handling it at close quarters, frequently notice health issues that they communicate to the pet owner. Again, the groomer is a respected authority on healthcare for the pet owner.

         There are few published figures for this segment, though it is known that more than 75% of US veterinary practices are computerized and an estimated 50% of practitioners are Internet enabled, though it is not known how many of these are Web enabled in the home rather than in the practice. (This figure is mirrored in the UK, Northern Europe and slightly less in the larger English-speaking world). The Internet's potential for the development of Business-to-Business transactions is universally acknowledged. However, significant increase and uptake may be achieved by working with computer and software companies to increase take-up and traffic with these closely defined wholesale segments. A number of software companies now provide specialist programs for veterinarians, are keen to increase their market share and are looking at partnering with computer manufacturers for free provision.

         Like most service-based professions, pet professionals - veterinarians, pet hotel and kennel operators, breeders and groomers - cut across the age demographic, with the older member more reluctant to embrace new technology. However, the veterinary demographic is changing with more women than men qualifying as veterinarians. This is particularly marked in the US. Breeders and groomers have traditionally had a bias towards the female sex. A number of reports have shown that use of the Internet has shifted to a much wider and increasingly female demographic, accessing the Internet for information and products. It should also be borne in mind that strong anecdotal evidence suggests that women are more effective communicators with clients than their male counterparts. This is particularly marked in vocation oriented service-based professions or activities such as veterinary technical support staff (more than 90% female), groomers, trainers and breeders.

         The Web demographics of the wholesale segment means that the Company will necessarily need to target individuals and businesses that are already web-enabled, as well as "newbies." Communication of the benefits is straightforward with the former, whereas the benefits and even the means of enablement will need to be addressed with the latter.

         It is the Company's objective to continue building an online pet-oriented community that provides value-added content and services to enrich each customer's shopping experience. It is management's belief that the Company's ultimate success depends on its ability to enrich the customer's shopping experience by giving the customer access to authoritative information on pet care and health issues and providing value-added services that create the customer loyalty that is needed in order to establish a loyal base of pet owners. Building an online community focused on pet issues reinforces the Company's e-commerce efforts by giving consumers a reason to visit the website even when there is no specific product purchase in mind.

         To address the need for value-added content services, the Company will develop, with the assistance of some of the worlds leading veterinary organizations, the authoritative guide to pet care and health issues for the Company's new web site that is currently being developed. Led by a group of pet industry professionals with backgrounds in pet healthcare and nutrition, marketing, and public relations, Pet Quarters.com is intended to be the premier source for pet-related information, offering advice, services, and entertainment for individuals interested in pets.

         In order to establish the credibility of the content to be found on the Company's website, Pet Quarters is working closely with a number of national and international associations and affiliated organizations for their endorsements and is seeking similar coordination with national veterinary associations. The pet healthcare and nutrition advice presented at Pet Quarters.com will be written by veterinary surgeons and is intended to be the most authoritative and useful advice available anywhere on the Internet.

         As part of the Chartendure acquisition, Chartendure engaged Interactive Bureau ("IB") to redesign the Company's existing site to seamlessly incorporate the expanded product line and content. The relationship between Chartendure and IB is purely contractual, as both are totally separate entities with no common management or ownership, and Pet Quarters is a beneficiary of that relationship.

         For various reasons, including the highly fragmented nature of the non-food pet products and services industry segments and the large number of professional organizations dedicated to pet breeding, grooming, shows, and healthcare, boarding and animal rescue, the Company believes that a high level of pet industry expertise is essential for ultimate success. The Humboldt and Chartendure acquisitions provide the Company access to highly experienced professionals that are expert in pet products sourcing and fulfillment and pet healthcare and other pet issues. The extensive network of contacts and relationships that these acquisitions offer should prove invaluable to the Company as it pursues its business model.

         Management recognizes the fact that online pet space has become very crowded and the number of competitors continues to grow. However, Pet Quarters is favorably positioned to capitalize on the online sale of pet supplies and accessories due to its extensive pet industry experience, having a state-of-the-art fulfillment and customer service platform with a significant existing customer base, the ability to offer the customer purchases either through the Internet or catalog, and its development of a robust, content driven web site of authoritative content for pet owners and enthusiasts alike.

         Additionally, management believes that there will be a significant amount of consolidation occurring with the online pet space and that Pet Quarters will be viewed as a valuable asset as it continues to develop strategic relationships within the industry.


ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

         RESULTS OF OPERATIONS: Three months ended September 30, 1999 (first quarter) as compared to three months ended September 30, 1998.

         SALES: Sales for the first quarter of 1999 as compared to same period 1998 were up dramatically primarily because of the acquisition of Humboldt Industries on August 1, 1999. The sales figures for the first quarter of 1999 include two months of Humboldt Industries and three months of Pet Quarters.

         Pet Quarters consolidated sales were $2,510,752 compared to $58,455 for the same period in 1998. Humboldt Industries catalog sales contributed $2,440,097 to the total sales for the quarter. Pet Quarters Internet sales compared to the same period in 1998 were $70,655, which was a 21% increase.

         The "Home Pet Shop" catalog is displayed on the Pet Quarters Internet home page, allowing the consumer to request this catalog through the web site. The Company has sent out over 10,000 of these catalogs since the acquisition of Humboldt Industries. Revenues from sales out of such catalogs are considered catalog sales, rather than as Internet sales.

         COST OF GOODS SOLD: Cost of goods sold for the 1999 quarter was $1,678,207 compared to $33,514 for the same period in 1998. Humboldt Industries contributed $1,625,431 to this total while the cost of goods sold for Internet sales were $52,776. The percent of cost of goods sold to sales for the Internet division increased to 75% of sales in 1999 compared to 57% of sales for in 1998. This increase was partially due to discounted pricing used to encourage potential customers to make a purchase. The price discounting began in 1999 as a result of competition in the Internet sales of pet supplies. Currently, Pet Quarters' Internet pricing is the same as the pricing in the catalog division for retail sales. There was also an increase in cost of sales of Internet sales in the 1999 quarter compared to the 1998 quarter because of higher fulfillment costs. The increase in fulfillment costs resulted from Pet Quarters contracting its fulfillment of shipments to a third party in October 1998. With the acquisition of Humboldt, Pet Quarters expects to better control its cost of sales for Internet sales.

         Humboldt began the fulfillment of the Internet sales in October 1999. The catalog division (and the consolidated) percent of cost of goods sold to sales is sixty-seven (67%) percent for the quarter ended September 30, 1999. The Company does not anticipate additional increases in cost of goods sold although there can be no assurance that competitive pressures in the future will not result in additional price discounting.

         GROSS PROFIT: Gross profit for the quarter was $832,545 as compared to $24,941 for the same period in 1998. Humboldt Industries contributed $814,666 of this figure. Gross Profit for Pet Quarters' sales were $17,879 as compared to $24,941 for the first quarter of 1998. Gross profit as a percentage for the Pet Quarters declined to 25% as compared to 43% in the prior year. This decrease was primarily due to lower prices on products to encourage potential customers to make a purchase. Consolidated gross profit was thirty-three (33%) percent for the quarter.

         SELLING EXPENSES: Selling Expenses were $375,449 for the quarter as compared to $148,894 in the prior year for the quarter. Humboldt Industries contributed $259,068 to the total. Humboldt Industries' expenses were primarily catalog creation, art supplies, postage and printing costs. Pet Quarters' expenses were for advertising on the web site. The selling expenses for the Internet division were $116,381 as compared to $148,894 for the prior year. This is 165% of Internet sales as compared to 255% of sales for the period in 1998. Consolidated Selling Expenses were 15% percent of sales for the quarter.

         GENERAL AND ADMINISTRATION EXPENSES: General and administrative expenses were $642,206 for the quarter as compared to $72,198 for the same period in 1998. G & A expense increased due to the acquisition of the catalog division which incurred G & A expenses of $411,324 for two months. Consolidated G & A expenses were twenty-five percent (25%) of sales for the quarter.

         DEPRECIATION AND AMORTIZATION: Depreciation and amortization was $311,963 for the three months ended September 30, 1999. Of this amount, $277,110 is the amortization of two months of goodwill associated with the acquisition of Humboldt Industries. The Company is currently amortizing $138,555 per month for 5 years associated with this acquisition.

         INTEREST EXPENSE: Interest expense for the quarter ended September 30, 1999 was $111,616. This is primarily composed of accrued interest expense in the amount of $95,833 related to the bridge loan. Consolidated interest expense was approximately 4% of sales.

         BRIDGE LOAN ORIGINATION FEE: The Company paid to the Sun Valley Trust (the "Trust") 153,334 shares of Pet Quarters restricted common stock as an origination fee. The shares at the time the shares were issued had a market price of $4.25 a share which results in a total value for the origination fee of $651,670. This fee was amortized over the original term of the loan from August 1, 1999 through October 1, 1999. In addition, 4,334 shares of common stock with a market value of $18,420 were issued for attorney fees associated with the bridge loan. These expenses are reflected in the general and administrative expenses of the Company for the quarter ended September 30, 1999.

         INCOME TAX BENEFIT: The Company currently has substantial net operating losses (NOL's) from inception through September 30, 1999. At this time, no income tax benefit has been recognized.

         NET LOSS: The Company had a net loss of $1,260,360 in the first quarter of 1999 as compared to a $194,161 loss in the same period in 1998. The loss incurred was impacted by non-cash items including goodwill amortization related to the acquisition of Humboldt Industries, stock grant amortization, and amortization of the origination fee paid to the Sun Valley Trust in the form of 153,334 shares of Pet Quarters common stock.

         CURRENT ASSETS: Total current assets include cash and equivalents, accounts receivable, inventory, prepaid expenses, and other assets. The total current assets for the Company were $2,822,538 ending September 30, 1999. This compares to $285,774 in the same period in 1998. The majority of accounts receivable consist of short-term credit typically due within 15 days. Deferred advertising consists of prepaid costs associated with the production of the Company's catalogs for which future sales are expected within the next year. Inventory is the largest portion of current assets consisting of $2,066,900 as of September 30, 1999 as compared to $70,790 as of September 30, 1998. The increase is attributed to the Humboldt Industries acquisition.

         PROPERTY, PLANT AND EQUIPMENT: Land, buildings, equipment, and furniture and fixtures total $1,530,484 less accumulated depreciation $70,197 as of September 30, 1999. This amount compares to $986,936 less accumulated depreciation $6,211 during the first fiscal quarter of 1998. The Pet Quarters acquisition included all businesses and assets of Humboldt Industries except the land and the building (approximately 63,500 square feet). Pet Quarters is currently paying $20,000 per month to lease the land and building in Hazleton, PA under a five-year non-cancelable operating lease with the former owner of Humboldt. Pet Quarters has an option to purchase the Humboldt Industries facility, which consists of the building and ten (10) acres of land in the Humboldt Industrial Park in Hazleton, PA, for two million five hundred thousand ($2,500,000). The option has a term of five (5) years expiring August 5, 2004.

         GOODWILL: Goodwill in the amount of $8,036,167 represents the unamortized balance of the excess paid above the assets acquired for the purchase of Humboldt Industries. The total goodwill recorded in conjunction with the acquisition was approximately $8.3 million. Goodwill is being amortized over a period of five years.

         LIABILITIES: The current payable liabilities include accounts payable, accrued expenses, notes payable, and note payable to related party. The short-term note payables include a bridge loan, which was utilized to purchase Humboldt Industries. This amount was originally in the amount of $4,600,000 and carried an interest rate of 12.5%. Also, included are a $300,000 loan from First State Bank, Lonoke, Arkansas; a $90,000 loan from Pinetree Management Corporation and FINCOM, Inc., both unrelated parties, for payment of a brokerage fee due as a result of the Humboldt Industries purchase, and a $91,600 loan to the Company by individuals including officers and directors which was used to pay the first installment of the brokerage fee and interest accrued. The $250,000 notes payable to a related party are amounts owed to Ammonia Hold, Inc. which owns approximately 15% of the outstanding common stock of the Company. The total liabilities for the quarter ending September 30, 1999 were $7,778,827. This compares to $39,792 for the same period a year ago. In addition to the detail above, accounts payable increased significantly with the Humboldt Industries acquisition. The inventory of Humboldt and Maplewood typically carries terms of 30, 60, or 90 days; therefore, a large accounts payable is normal. The payables for the Company were $1,667,253 as of September 30, 1999. In the same period in 1998, payables were $39,366. Currently, the Company is involved in moving all inventory, order fulfillment, and sales operations from the Arkansas location to Pennsylvania.

         EQUITY: The stockholders' equity portion of the balance sheet totaled $4,578,638 as of September 30, 1999. This compares to $1,274,378 for the first quarter of 1998. The common stock account was $11,560 at the end of September 1998 as compared to $11,199 in September 1999. The lower amount is because a founder of the Company sold two million (2,000,000) shares of Pet Quarters stock back to the Company at par value. These shares are now authorized but unissued shares of the Company. This was a voluntary transaction enabling the Company to raise funds and purchase Humboldt Industries. Additional Paid-In-Capital increased to $8,144,590 from $2,272,973. The majority of the increase came from the acquisition of Humboldt Industries as the transaction was for a total of nine million two hundred thousand ($9,200,000) dollars with half paid in common stock and the balance in cash. Accumulated Deficit increased from a deficit of ($1,010,155) as of September 30, 1998, to an accumulated deficit of ($3,128,804) as of September 30 1999.

         RESULTS OF OPERATIONS: Twelve months ended June 30, 1999 compared to twelve months ended June 30, 1998.

         The period ending June 30, 1998 contains all the costs associated with a start up Internet Company for a full year; however, Pet Quarters was a fully operating entity for approximately the last two months of that fiscal year. The primary reason is the Pet Quarters website was not fully operational until May 1998.

         SALES: Sales for the year ending 1999 were $262,470 compared to $43,835 in fiscal 1998. The Company's belief is that the Christmas season will typically provide revenues that are significantly higher in the December quarter than at other times of the year. The Company experienced a large increase in order flow during the Christmas season of 1998 in comparison to the other quarters during the year.

         COST OF GOODS SOLD: Cost of good sold were $205,774 for 1999 and $21,908 for 1998. The Company operated on a 22% margin in fiscal year 1999. This compares to approximately 50% for 1998. Two reasons account for this disparity. During the majority of 1999, Pet Quarters primarily used the fulfillment capabilities of Loveland Pet Products of Mason, Ohio. Loveland's charge increased cost of goods sold and effectively lowered the gross margin of the Company. Secondly, Pet Quarters during the 1998 fiscal year and a portion of the 1999 fiscal year fulfilled its own orders from its facility in Lonoke, Arkansas.

         SELLING EXPENSES: The selling expenses for fiscal 1998 were $196,497 and in fiscal year 1999 were $489,272. The expenses were primarily the same for both periods and consisted of both web-based and traditional publications, web-sites and advertisers making up the bulk of the selling expenses. The increase for fiscal year 1999 from fiscal year 1998, was due to 1998 being a partial year.

         GENERAL AND ADMINISTRATIVE EXPENSES: General and administrative expenses for fiscal 1998 were $647,114 and $588,870 in 1999. The expenses included salaries, general expenses, professional fees for legal and accounting, travel, website maintenance and other miscellaneous expenses. The slightly higher amount recorded in 1998 is primarily due to the one-time start-up cost of the business. New employees were added in 1999, and the general and administrative costs going forward will increase. The Company believes these costs are being well managed, contained and are reviewed to provide maximum value toward the Company.

         DEPRECIATION AND AMORTIZATION: During fiscal year 1998, the Company recorded depreciation and amortization on office equipment, computer and telephone equipment, warehouse equipment and the facility. Similar items were on a depreciation and amortization schedule in 1999. The largest asset of Pet Quarters during this time is the facility in Lonoke, Arkansas. The building is being depreciated on a forty-year life.

         NET LOSS: The loss in fiscal year 1998 of $816,179 increased to a loss in fiscal year 1999 of $1,052,265, resulting largely from the increase in selling, general and administrative expenses.

         CURRENT ASSETS: The current assets are cash, accounts receivable, inventory, deferred compensation, prepaid expenses, and other. In 1998 cash was $375,843 and $37,726 in fiscal year 1999. The decrease was attributable to working capital needs of the Company. Accounts Receivable is not significant since the vast majority of sales are completed with a credit card. Inventory decreased from $73,229 in 1998 to $33,783 in 1999. Pet Quarters need for inventory on-hand was significantly decreased with the out-sourcing arrangement with Loveland Pet Products. This relationship (now terminated because of our purchase of Humboldt Industries) accounted for the decrease as the Company had little need to keep Inventory on-site.

         PROPERTY, PLANT, AND EQUIPMENT: This represents the land and facility located in Lonoke, Arkansas.

         CURRENT LIABILITIES: Accounts payable has increased from $13,679 in 1998 to $203,394 in 1999 which is attributable to an increase in sales for the Company. A note payable to related party (Ammonia Hold, Inc.) increased to $325,000 on June 30, 1999.

         STOCKHOLDERS' EQUITY: Stockholders' equity was $501,278 at June 30, 1999, a decline of $967,076. The decline was largely attributable to the net loss for the year ended June 30, 1999 of $1,052,265.

         LIQUIDITY AND CAPITAL RESOURCES: Since inception, the Company's expenses have consistently exceeded its revenues. Operations have been consistently funded with debt and proceeds from the issuance of Pet Quarters common stock. Pet Quarters is currently in discussions to obtain additional debt or equity, or both, for financing so that the Company may continue to execute its business plan including fulfilling the Company's plan for a new web site with content as described below under Pending Acquisition.

         PENDING ACQUISITION: Pet Quarters has entered into an agreement to acquire Chartendure. Chartendure's shareholders will receive four (4) milestone payments of Pet Quarters stock in increments of two hundred twenty five thousand (225,000) shares, but no shares have been issued or exchanged as of February 24, 2000. Chartendure does not have any current Internet operations but, under the agreement with Pet Quarters, will contract with a professional design firm to design and develop a new Pet Quarters web site. Through Chartendure's shareholders relationships with a professional design firm, Pet Quarters expects to be able to attract a highly qualified design firm to create a high quality web site for Pet Quarters. These design and development milestones, in summary, are as follows:

         1. The first milestone will be effected when Chartendure and the professional design firm with the approval of Pet Quarters enter into and sign an agreement with respect to design and development, an agreement on a new site map, and an agreement as to the requirements for a suitable content management system. Upon achievement of the first milestone, Pet Quarters will issue 225,000 shares of its common stock in exchange for 26% of Chartendure issued and outstanding stock.

         2. The second milestone will be effected by billings from the professional design firm in the amount of 1/3 of the project cost estimates set out in the design and development agreement. These items will include the interface of key elements of the new web site, production of sample pages for the new web site, approval of the sample pages by Pet Quarters and Chartendure, and a usability review. Upon achievement of the second milestone, 225,000 shares of Pet Quarters' common stock will be exchanged for 23% of Chartendure's stock.

         3. The third milestone will be effected when 2/3 of the project cost estimates have been completed. This will include final design modifications, technical implementation, and navigational usability and scalability evaluation. Upon achievement of the third milestone, 225,000 shares of Pet Quarters' common stock will be exchanged for 26% of Chartendure's stock

         4. The fourth milestone will be effected when the new Pet Quarters web site is actually launched into service and use. Upon achievement of the fourth milestone, 225,000 shares of Pet Quarters' common stock will be exchanged for the remaining 25% of the outstanding Chartendure stock.

         In addition to the development of a new web site, Chartendure's majority shareholder (90%) intends to provide the majority of the "content" of the Pet Quarters web site which management expects will be an encyclopedia on everything relating to pets, offering information, advice, services, virtual clubs, products and entertainment for everyone interested in pets: prospective purchasers, new owners, or, existing owners of pets. At every level, Pet Quarters, through its content and community, will promote sensible and responsible pet ownership, reiterating the central role of proper and regular veterinary care. As part of the agreement with Chartendure, Pet Quarters expects to enter into an employment contract with the 90% shareholder for his future services in sourcing to Pet Quarters the content described above. As of February 24, 2000, an employment agreement has not been prepared or entered into between the shareholder and Pet Quarters.

         Chartendure was organized in October 1998 and has no historical operations and no employees. (See Note 10 to the Pet Quarters financial statements.)

         YEAR 2000 COMPLIANCE: Many currently installed computer systems, software programs, and embedded data chips are programmed using a 2-digit date field and are therefore unable to distinguish dates beyond the 20th century (collectively, the "Year 2000" issue). A failure to identify and correct any mission-critical internal or third party Year 2000 processing problem could have material adverse operational or financial consequence to the Company.


         All mission-critical information systems and equipment and machinery that contain embedded technology are Year 2000 compliant. The Company has also obtained assurances from all mission-critical third parties as to their own Year 2000 preparedness. The Company assesses as "Mission-critical" any information systems, equipment and machinery and third parties that substantially affect the Company's ability to take, process and fulfill orders, impact the Company's ability to gather and process financial information, or otherwise significantly impact the customer experience. To date, the Company has not experienced any problems related to the Year 2000 issue and does not expect any problems in the future.


         The Company has not incurred to date and does not expect to incur material costs in its efforts to address the Year 2000 issue. The Company has not tracked the costs of Company employees working on the Year 2000 issue. no significant information technology projects have been deferred due to the year 2000 issue, and all costs related to the year 2000 issue have been funded from operations.

         YEAR 2000 DISCLOSURES: The Company contracts with PSI NET as a host of the PetQuarters.com website and as its Internet Commerce Provider. The Company experienced no year 2000 problems and incurred no material cost associated with year 2000. The Company believes the risk to the business is no longer an issue. Pet Quarters' agreement with PSI NET assures that no year 2000 problems exist and does not anticipate that a contingency plan would be needed.

         FORWARD-LOOKING STATEMENTS: This report contains statements that may be considered forward-looking or predictions concerning future operations. Such statements are based on management's belief or interpretation of information currently available. These statements and assumptions involve certain risks and uncertainties and management can give no assurance that such expectations will be realized. Among all the facts and events that are not within the Company's control and could have a material impact on future operating results are general economic conditions, cost of Internet advertising, and the competitive environment. In addition, the Year 2000 issue is extremely complex and compliance failures on the part of customers and/or suppliers that are outside the control of the Company could have a negative impact on future operating results.

ITEM 3.    DESCRIPTION OF PROPERTIES.

         The Company is headquartered in Lonoke, Arkansas. The Lonoke facility is located at 720 East Front Street and includes a single building of approximately 50,000 square feet of warehouse and distribution space and 5,000 square feet of office space. This property has an appraised value of $975,000 as of October 1997, and has an outstanding lien in the amount of $300,000.

         Humboldt's Hazelton, Pennsylvania, distribution center is the primary fulfillment center and includes a call center, order processing, a catalog design department, and a warehouse operation which stocks more than 14,000 separate items. The Hazelton facility includes an office and warehouse facility of approximately 63,500 square feet and is located on a 10-acre site. The July 31, 1999 acquisition of Humboldt Industries did not include acquisition of the Hazelton facility or the ten acres of property associated with it. Rather, Pet Quarters currently leases these facilities and owns a five-year option to purchase the building and the ten (10) acre site. At this facility the Company employs approximately 80 persons including telemarketers, warehouse personnel, customer service representatives, accounting, purchasing, technology, marketing and merchandising staff.

         The properties described above are the only properties owned or leased by the Company. The Company currently has no plans to purchase or lease additional properties, and intends to expand the Hazelton, Pennsylvania facility before investing in new properties. Management of the Company believes that all properties are adequately insured against casualty and risk.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

                                                               Number of
                                                                Shares
                                                             Beneficially
                                                             ------------
          Name                    Class of Security             Owned       % Owned      Position
          ----                    -----------------          ------------   -------      --------

   Ammonia Hold, Inc.                Common Stock            1,687,500*       14.48     Shareholder
   10 Gunnebo Drive
   Lonoke, AR 72086

   Matthew J. Hoff Trust             Common Stock              980,500**       8.41     Shareholder

   Michael Parnell                   Common Stock            1,785,337**      15.32     Shareholder
   11320 South Ridge
   Little Rock, AR 72212

   Jack & Helene Rosenzweig          Common Stock            1,089,097         9.35     Jack Rosenzweig
   1 Maplewood Drive                                                                    - CEO Humboldt Ind.
   C/O Humboldt Ind.
   Hazleton, PA 18201                                                                   Helene Rosenzweig
                                                                                        - Pres. Maplewood

   Steven Dempsey                    Common Stock            910,156           7.81     President/Chairman
   103 Red River Drive.
   Sherwood, AR 72120

   Dino Moshova                      Common Stock            517,328           4.44     Director
   56 Stuart Place
   Munsey Park, NY 11030

   Gregg Rollins                     Common Stock            243,983***        2.09     Chief Financial
   1700 Royal Drive                                                                     Officer
   Conway, AR 72032

   Mike Kelly                        Common Stock            0                 0.00     President -
                                                                                        Humboldt Ind.

   All officers and                  Common Stock            2,760,564       23.69****
   directors as a group

The ownership table is based upon 11,653,244 shares outstanding as of December 31, 1999.

* The Board of Directors of American Hold, Inc., are Michael D. Parnell, President and CEO; Dan N. Thompson, CFO; Robert S. Ligow, Charles R. Nickle, and William H. Ketchum. Any transaction concerning Pet Quarters, including the disposition or purchase of common stock, requires board authorization effected by a vote of the majority of the directors.

** Michael Parnell is owner of 804,837 and controls 980,500 shares as Trustee of the Matthew J. Hoff Trust, dated June 22, 1998. Mr. Parnell and the Hoff Trust paid the paid the interest on the Bridge Loan Extension dated November 10, 1999. Mr. Parnell and the Hoff Trust were each issued a convertible note in the amount of $102,361.50. The notes were convertible at $.50 per share and were exercised on January 27, 2000 by both Mr. Parnell and the Hoff Trust. See Item 1.

*** This number includes 5,500 shares held by Mr. Rollins' minor children and 150,000 shares subject to options.

**** Because beneficial ownership is broadly defined, some shares are counted more than once.

       At this time, the company is not involved in or aware of any arrangements which will result in a change of control of the Company.

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The following table gives certain information regarding directors, executive officers, promoters and central persons of the Company as of November 30, 1999.

              Name                             Age                    Position
              ----                             ---                    --------
         Steve Dempsey                          43        Chairman, President and Director

         Mike Kelly                             37        President of Humboldt Industries

         Gregg Rollins                          42        Chief Financial Officer

         Dino Moshova                           37        Vice President of Technology and Director

         Jack Rosenzweig                        60        Chief Executive Officer of Humboldt

         Helene Rosenzweig                      60        President of Maplewood

         Judith Patterson                       57        Vice President of Humboldt

         Michael Parnell                        41        Founder and shareholder



         The information set forth below identifies the principal occupation and activities of the directors and executive officers during the past five years.

         MR. STEVE DEMPSEY has served as the President of the Company since
May 1998. He was vice president of Sales and Marketing at Paine-Webber, Inc., between February 1989 and November 1997. Mr. Dempsey is one of two directors of the Company. Mr. Dempsey was appointed a director in June 1978. This term expires in May 2001.

         MR. MIKE KELLY is currently President of Humboldt and has been employed since September 1, 1999. Mr. Kelly was a Vice President/General Manager with Sporting Dogs Specialties (PetSmart Direct) between April 1987 and April 1998, and Vice President of Home Trends from April 1998 until August 1999.

         MR. GREGG ROLLINS has been employed as the Chief Financial Officer of the Company since April 1999. Mr. Rollins was a senior vice president with Leiblong Associates from 1998 until April, 1999 and was an account vice president, assistant manager and sales manager with Paine Webber between 1988 and 1998.

         MR. DINO MOSHOVA is a Director of the Company and has been a director since inception. His term as director will continue until May, 2000. Mr. Moshova has operated Moonbark Web Designer since September 1997. From September 1984 until September 1997, Mr. Moshova owned and operated Leisure Video of New York.

         MR. JACK ROSENZWEIG co-founded Humboldt Industries in January 1982 and has served as the Chief Executive Officer of Humboldt since that time. Prior to this time, Mr. Rosenzweig was President of Humboldt. Mr. Rosenzweig is the husband of Helene Rosenzweig. He has thirty-seven years experience in the pet industry.

         MS. HELENE ROSENZWEIG is a co-founder of Humboldt Industries with her husband, Jack, and serves as President of Maplewood which she founded in January 1989. Mrs. Rosenzweig served as the Executive Vice President of Humboldt from January 1982 until July 31, 1999.

         MS. JUDITH PATTERSON is the Vice President of Operations for Humboldt Industries, Inc. and has occupied that position since July 1986. From 1981 until July 1986, Ms. Patterson was Operations and Distribution Manager for Doskocil Manufacturing Company, the leading manufacturer of in-flight kennels in the world.

         MICHAEL PARNELL, a founder of the Company, has submitted a settlement offer in an action brought by the Securities and Exchange Commission. If the submission is accepted, Mr. Parnell will pay a civil penalty in the amount of $25,000 and will be permanently enjoined from selling securities in violation of the registration provisions of the Securities Act of 1933 and from violating the fraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. Mr. Parnell consented to the proposed settlement without admitting or denying the allegations of the complaint filed by the Securities and Exchange Commission.

ITEM 6.  EXECUTIVE COMPENSATION.

                           SUMMARY COMPENSATION TABLE
                           --------------------------


                                                                       Long-Term Compensation
                                                                           Awards           Payouts
    Name and Principal       Year      Salary/     Other Annual   Restricted   Securities              All other
         Position                     Bonus ($)      Compen-        Stock      Underlying               Compen-
                                                    sation ($)     Award(s)     Options/    LTIP        sation
                                                                    ($)(2)    SARs (#)(3)   Payouts     ($)(4)
--------------------------- -------- ------------  ------------   ----------- ------------  -------- ---------------
Steven B. Dempsey,
Chairman & President        1999     100,000         none            none         none                    none
                            1998     55,000          none            none         none                    none

Mike Kelly,
President-Humboldt Div.     1999     135,000         none          221,875*       none                    none

Jack Rosenzweig,
CEO-Humboldt Div.           1999     100,000       14,400 (auto)                  none                    none
                            1998     31,200        10,860 (auto)
                            1997     31,200         9,000 (auto)
                            1996     31,200         9,000 (auto)

Helene Rosenzweig,
Pres-Maplewood Div.         1999     100,000       14,400 (auto)                  none                    none
                            1998     31,200        13,320 (auto)
                            1997     31,200        13,320 (auto)
                            1996     31,200         9,000 (auto)

Greg Rollins,
Chief Financial Officer     1999     85,000          none          84,375*      225,000                   none


* Shares are being held in Pet Quarters lock-box to be given to employees at the end of one year of employment. Mr. Kelly will receive 50,000 shares in September, 2000; Mr. Rollins will receive 75,000 shares in April, 2000.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR
                     -------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                         Percent of Total
                                 Number of Securities      Options/SARs
                                  Underlying Options        Granted to       Exercise or Base
                                       Granted             Employees in            Price
             Name                        (#)                Fiscal Year           ($/Sh)           Expiration Date
------------------------------- ----------------------- -------------------- ------------------ ----------------------
         Greg Rollins                  225,000                 100%                1.125           April 12, 2003
                                                                                                       through
                                                                                                   April 12, 2004
------------------------------- ----------------------- -------------------- ------------------ ----------------------

EMPLOYMENT CONTRACTS

         Jack Rosenzweig, Helene Rosenzweig, and Mike Kelly each entered into an employment agreement with the Company, or a subsidiary thereof, effective as of the consummation of the acquisition of Humboldt Industries, providing for a base annual compensation of $100,000, $100,000, and $135,000, respectively. Each agreement is for a term of two years, unless earlier terminated by the Company or the employee. The employment agreements are substantially similar to each other, obligating the employees to devote their full attention to the operations of Humboldt Industries and restricting their rights to compete against Pet Quarters upon departure. Each employee is entitled to his or her salary, the same employee benefits provided to all other of Humboldt Industries' employees, and a monthly car allowance.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

BRIDGE LOAN

         The following persons, who are directors or officers of the Company or hold 5% or more of the Company's common stock, are beneficiaries of the Trust, which loaned the Company $4,600,000 (the "Bridge Loan") to purchase Humboldt Industries. The dollar value of the beneficial interest of each person in the Bridge Loan and his or her relationship to the Company is set forth opposite his or her name.

  Dino Moshova               $23,000     Director
  Gregg Rollins              $90,000     Chief Financial Officer
  Steven Dempsey             $50,000     President and Chief Executive Officer
  Michael Parnell           $750,000     Founder
  Jemima S. Parnell         $110,000     Mother of Michael Parnell

OTHER TRANSACTIONS

         Ammonia Hold, Inc. has made several advances to the Company in various amounts totaling $250,000 as of the date hereof, which are each represented by a promissory note from the Company. Each promissory note bears interest at a rate of 8%.

         On December 17, 1999, Michael Parnell loaned the Company $204,989.49 pursuant to a promissory note. The proceeds of the loan were used to reduce short-term bank indebtedness. The promissory note bears interest at a rate of 10% per annum and is due on demand.

         STOCK GRANTS. On September 9, 1999, the Company made grants of common stock totaling 95,000 shares to three Humboldt employees. The grants were made to retain the services of these employees and included 5,000 shares to Judith Patterson, 40,000 shares to Melanie Rosenzweig and 50,000 shares to Mike Kelly. Melanie Rosenzweig is the daughter of Jack and Helene Rosenzweig. The stock grants require these employees to remain with the Company for a period of one year in order for the grant to fully vest.

ITEM 8.  DESCRIPTION OF SECURITIES.

         Pet Quarters is authorized to issue forty million (40,000,000) shares of common stock par value $0.001 per share and ten million (10,000,000) shares of preferred stock par value $0.001 per share. The voting powers, designations, and preferences of the preferred may be fixed by the board of directors.

         COMMON STOCK. Each share of Common Stock entitles the holder thereof to one vote for each share on all matters submitted to the stockholders. The Common Stock is not subject to redemption or to liability for further calls. Holders of Common Stock will be entitled to receive such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefore and to share pro rata in any distribution to stockholders. The stockholders have no conversion, preemptive or other subscription rights. Shares of authorized and unissued Common Stock are issuable by the Board of Directors without any further stockholder approval.

         PREFERRED STOCK. The Board of Directors is authorized, without further action by the stockholders, to issue from time to time shares of Preferred Stock in one or more classes or series and to fix the designations, voting rights, liquidation preferences, dividend rights, conversion rights, rights and terms of redemption (including sinking fund provisions) and certain other rights and preferences of the Preferred Stock. The issuance of shares of Preferred Stock under certain circumstances could adversely affect the voting power of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company. As of the date of this Prospectus, the Company has no plan or arrangement for the issuance of any shares of Preferred Stock.

         TRANSFER AGENT. The Company has appointed Atlas Stock Transfer Corporation as the transfer agent and registrar of the Common Stock.


                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         Pet Quarters has a single class of common stock. There are forty million (40,000,000) shares of common stock authorized, of which approximately eleven million, two hundred forty-two thousand (11,242,000) shares are outstanding. The Company may issue up to ten million (10,000,000) preferred shares; however, at this time there are no preferred shares issued or outstanding.

         The Company has not declared dividends on its common stock in the past and has no present intention of declaring dividends in the future. The Company anticipates that for the foreseeable future its earnings will be retained for the operation and expansion of its business.


         The Pet Quarters common stock is currently traded on the over-the-counter bulletin board under the symbol PDEN.
         As of January 20, 2000, the Company had 1,829 shareholders of record. The Company's common stock began trading in May 1998. Below are the quarterly high and low closing prices since inception as recorded by the bulletin board. Bid prices were not available.

                    Period                   Low          High
                    ------                   ---          ----
             April - June 1998              15/16        1 11/16
             July - September 1998          11/32        1 11/100
             October - December 1998        6/25         2
             January - March 1999           9/16         1 13/16
             April - June 1999              7/8          4 19/32
             July - September 1999          2 15/16      6 9/16


ITEM 2.  LEGAL PROCEEDINGS.

         Pet Quarters is not currently involved in any lawsuits as a plaintiff or defendant and has no knowledge of any pending legal action.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.




         Pet Quarters hired Crouch, Bierwolf, & Chisholm of 50 West Broadway, Suite 1130, Salt Lake City, UT 84101, to perform the 1997 (2 months) and 1998 audits. In July, 1999, the Company dismissed Crouch, Bierwolf & Chisholm as its principal independent accountants and hired Ernst & Young LLP. The board of directors of the Company determined that it was in the best interest of the Company to dismiss its former accountants and hire a national accounting firm with an office in Arkansas. During the past two years, the principal accountant's reports did not contain adverse opinions or disclaimers of opinion, or any modifications as to uncertainty, audit scope, or accounting principles, except as it relates to the additional paragraph in the accountant's reports related to going concern. The prior audit contained a "going concern" opinion; however, this was not a point of contention with either the audit firm or Pet Quarters. Ernst & Young has performed the 1999 Pet Quarters audit. The Pet Quarters board approved Ernst & Young as auditors on July 8, 1999. There were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, which, if not resolved to the former accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report. The Company did not discuss any completed or contemplated transaction, or audit opinion that might be rendered on the Company's financial statements and neither written, nor oral advice was provided that was an important factor to the Company in reaching an accounting, auditing or financial reporting issue.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         The Company was founded by Matthew Hoff and Michael Parnell in May of 1997. Mr. Hoff contributed $4,100 for 4,100,000 shares of the Company's $.001 par value common stock. Mr. Parnell contributed $2,000 for 2,000,000 shares of common stock. During June and July of 1997, the Company conducted a private offering of securities pursuant to Rule 504 of Regulation D. In the course of this offering, the Company raised $105,000 in proceeds from the sale of 1,050,000 shares of common stock at $.10 per share. The offering was made to twenty-one persons, including public investors not affiliated with the Company. The Company offered its securities through its officers and directors on a best efforts basis. Consequently, there were no underwriting discounts or commissions. Following these two offerings, the Company had a total of 7,150,000 shares of common stock outstanding.

         In August 1997, the Company conducted a second private offering of securities pursuant to Rule 504 of Regulation D. In this offering, common stock was sold at $.50 per share to fifty-two persons, many of whom were current shareholders, raising an additional $860,000, less offering costs of $31,567. This offering was extended to persons who were affiliates with the Company or some private investors. The Company offered its securities through its officers and directors on a best efforts basis. Consequently, there were no underwriting discounts or commissions.

         The Company filed appropriate documentation to allow its stock to be traded on the Over-The-Counter-Bulletin-Board (OTCBB), and in October 1997, the Company's stock began to trade on the OTCBB.

         In November 1997, the Company issued 1,777,500 shares of its common stock to acquire land and a building from Ammonia Hold, Inc ("Ammonia Hold"). The stock had a fair market value of $888,750 and Ammonia Hold has substantial ownership interest in Pet Quarters.

         In June 1999, the Company repurchased 2,000,000 shares of its stock from Matthew Hoff and retired the shares. During the fiscal year ended on June 30, 1999, the Company issued 180,000 shares of its common stock pursuant to its management incentive plan. These shares were issued to retain the service of top management personnel. On September 9, 1999, 95,000 additional shares of common stock were issued to Humboldt Industries employees to retain them in management. An additional 1,146,417 shares were issued to acquire Humboldt Industries and 153,334 were issued as part of the financing for the Humboldt Industries acquisition. A total of 60,195 shares were issued to three (3) vendors of the Company in order to secure their service during fiscal year 1999. Each of the above transactions were private transactions which did not involve a public offering. The transactions were exempted pursuant to Section 4(2) and other provisions of the Securities Act of 1933, as amended.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Articles of Incorporation provide that the Company, by action of the Board of Directors, may indemnify its directors, officers, agents, and employees to the fullest extent permitted by the Arkansas Business Corporation Act, as amended. In addition, the Articles also provide that no director shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing clause shall not eliminate or limit the liability of a director for the following: (i) any breach of such director's duty of loyalty to the Corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under the Arkansas Business Corporation Act; or (iv) any transaction from which such director derived an improper personal benefit.

These provisions are permitted pursuant to the Arkansas Business Corporation
Act.

                                PET QUARTERS, INC.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                              Page
                                                                                                              ----
(1)      Pro Forma Consolidated Statements of Operations for the three months ended September 30, 1999 and Year Ended June 30, 1999
         (unaudited)..........................................................................................F-2

(2)      Consolidated Financial Statements - Pet Quarters, Inc. and
         Subsidiary...........................................................................................F-5
         Report of Independent Auditors
         Consolidated Balance Sheets - September 30, 1999 (unaudited)
                  and June 30, 1999
         Consolidated Statement of Operations for the three months ended
                  September 30, 1999 and 1998 (unaudited) and Year Ended
                  June 30, 1999
         Consolidated Statements of Stockholders' Equity for the three months ended September 30, 1999 (unaudited) and Year Ended June 30,
                  1999
         Consolidated Statements of Cash Flows for the three months ended
                  September 30, 1999 (unaudited) and Year Ended June 30, 1999

         Notes to Consolidated Financial Statements for the three months ended September 30, 1999 (unaudited) and Year Ended June 30,
                  1999

(3)      Financial Statements - Pet Quarters, Inc..............................................................F-23
         Independent Auditors Report
         Balance Sheet - June 30, 1998
         Statements of Operations for the Year Ended June 30, 1998 and
                  the two months ended June 30, 1997
         Statements of Stockholders' Equity for the Year Ended June 30,
                  1998 and the two months ended June 30, 1997
         Statements of Cash Flows for the Year Ended June 30, 1998 and
                  the two months ended June 30, 1997
         Notes to Financial Statements - June 30, 1998

(4)      Combined Financial Statements - Humboldt Industries, Inc. and Affiliate...............................F-34
         Report of Independent Auditors
         Combined Balance Sheet - July 30, 1999
         Combined Statement of Operations for the period January 1, 1999 to July 31, 1999
         Combined Statement of Stockholders' Equity for the period
                  January 1, 1999 to July 31, 1999
         Combined Statement of Cash Flows for the period January 1, 1999 to July 31, 1999
         Notes to Combined Financial Statements - July 31, 1999

(5)      Humboldt Industries, Inc. and Maplewood Industries, Inc...............................................F-46
         Report of Independent Auditors
         Combined Balance Sheet - December 31, 1998
         Combined Statement of Operations and Deficit - Year Ended December 31, 1998
         Combined Statement of Cash Flows - Year Ended December 31, 1998
         Notes to Combined Financial Statements

(6)      Financial Statements - Humboldt Industries, Inc.(a)...................................................F-54
         Report of Independent Auditors
         Balance Sheet - December 31, 1997
         Statement of Operations and Deficit - Year Ended December 31, 1997
         Statement of Cash Flows - Year Ended December 31, 1997
         Notes to Financial Statements


(a) Includes only the operating results of Humboldt Industries, Inc. Maplewood Industries, Inc. is not included.

                      PET QUARTERS, INC. AND SUBSIDIARIES

         On August 1, 1999, Pet Quarters acquired for cash and stock all of the outstanding stock of Humboldt Industries, inc. and Maplewood Industries, Inc. The acquisition has been accounted for using the purchase method of accounting. The operations of Humboldt and Maplewood have been included in Pet Quarters' historical financial statements beginning August 1, 1999. Humboldt's and Maplewood's businesses have been primarily the sale of pet supplies and craft kits and supplies to retail and wholesale customers through mail order catalogs. With the purchase by Pet Quarters, Humboldt and Maplewood fulfills the orders and ships the products purchased on Pet Quarters' website.

                        PRO FORMA STATEMENT OF OPERATIONS
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999

         The pro forma consolidated statement of operations and financial data for the Company presented below are based on historical data for the three months ended September 30, 1999. The pro forma consolidated statement of operations and selected data for the three months ended September 30, 1999 assume that the acquisition of Humboldt and Maplewood was consummated on July 1, 1999. The pro forma consolidated statement of operations and financial data do not necessarily indicate the operating results or financial position which would have resulted from the operation of the Company on a consolidated basis during the periods presented, nor does this pro forma data necessarily represent any future operating results or financial position of the Company. In addition, you should also refer to the more complete historical results included elsewhere in this document.


                                                            Three Months ended September 30, 1999
                                            ----------------------------------------------------------------------
                                                                  Humboldt-
                                                                 Maplewood                          Pro forma
                                                  Pet            Industries        Pro forma       Consolidated
                                                Quarters         July 1999        Adjustments         Total
                                               -----------       ----------       -----------      ------------

Sales                                          $ 2,510,752       $1,220,049                          $3,730,801
Cost of goods sold                               1,678,207          812,716                           2,490,923
                                               -----------       ----------                          ----------

Gross profit                                       832,545          407,333                           1,239,878

Selling expenses                                   375,449          129,534                             504,983
General and administrative expenses (1)            642,206          205,662           23,000            870,868
Depreciation and amortization (2)                  311,963           12,651          138,555            463,169
                                               -----------       ----------        ---------         ----------
                                                 1,329,618          347,847          161,555          1,839,020
                                               -----------       ----------        ---------         ----------
   Operating loss                                 (497,073)          59,486         (161,555)          (599,142)

  Total other expense(3)                          (763,287)          (2,379)         (38,333)          (803,999)
                                               -----------       ----------        ---------         ----------
Loss before income taxes                        (1,260,360)          57,107         (199,888)        (1,403,141)
Income tax benefit                                       0                0                0                  0
                                               -----------       ----------        ---------         ----------
Net loss(4)                                    $(1,260,360)      $   57,107        $(199,888)       $(1,403,141)
                                               ===========       ==========        =========         ==========
Net loss per share(5)                          $     (0.12)
                                               ===========
Pro Forma loss per share                                                                             $    (0.12)
                                                                                                     ===========
Weighted average shares outstanding             10,797,196
                                               ============
Pro Forma weighted average shares
outstanding                                                                                          11,342,614
                                                                                                     ==========

--------------------
(1) The pro forma consolidated statement of operations data for the quarter ended September 30, 1999 reflect additional compensation and costs associated with being a public company of $23,000.
(2) Consists of additional goodwill for the month of July 1999 to be recorded as a result of the acquisition of Humboldt Industries, Inc., in the amount of $138,555.
(3) Consists of additional interest expense for the month of July 1999 in the amount of $38,333 associated with the bridge loan financing.

(4) EBITDA represents loss from operations plus depreciation, amortization and interest expense (including loan origination fee). Historical and pro forma EBITDA for the three months ended September 30, 1999 is a negative $185,110 and a negative $135,973, respectively. EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for operating income, net income or cash flows from operating activities for purposes of analyzing the Company's operating performance, financial position or cash flows. EBITDA is not necessarily comparable with similarly titled measures for other companies.

(5) The purchase price of Humboldt has been allocated to the assets acquired and liabilities assumed based on estimated fair values. The purchase price in excess of the fair value of net assets acquired has been recorded as goodwill. Goodwill is being amortized over 5 years.

         Purchase Price
         Cash                                         $ 4,600,000
         Common Stock Issued                            4,600,000
                                                      -----------
                                                        9,200,000
         Broker Fees Incurred                             180,000
                                                      -----------
         Total Acquisition Cost                         9,380,000
                                                      ===========

         Allocation of Purchase Cost
         Estimated Fair Value of Assets Acquired      $ 3,164,897
         Estimated Value of Liabilities Assumed        (2,098,173)
         Goodwill                                       8,313,276
                                                      -----------
         Total Allocation                             $ 9,380,000
                                                      ===========

         The common stock issued totalled 1,146,417 shares at an average market price of $4.01, based on the average closing price for the five days prior to August 1, 1999. See Note 8 to Pet Quarters financial statements for the year ended June 30, 1999.

       PRO FORMA STATEMENT OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 1999

         The following pro forma consolidated statement of operations and other financial data for the Company presented below is based on historical operating results for Pet Quarters, Inc. and Humboldt for the year ended June 30, 1999, considering the consolidated historical results for the Company including its acquisition of Humboldt Industries, Inc. The pro forma consolidated statement of operations and selected data for the year ended June 30, 1999 assumes that the acquisition of Humboldt Industries, Inc., was consummated on July 1, 1998. The summary pro forma financial data do not necessarily indicate the operating results or financial position which would have resulted from the operation of the Company on a consolidated basis during the periods presented, nor does this pro forma data necessarily represent any future operating results or financial position of the Company. In addition to this summary financial date, you should also refer to the more complete historical results included elsewhere in this document.

                                                                  Year ended June 30, 1999
                                            ----------------------------------------------------------------------
                                                                Humboldt-                           Pro forma
                                                  Pet            Maplewood         Pro forma       Consolidated
                                                Quarters        Industries        Adjustments         Total
                                               -----------      -----------      -----------        -----------

Sales                                          $   262,470      $14,881,529                         $15,143,999
Cost of goods sold                                 205,774       10,349,343                          10,555,117
                                               -----------      -----------                         -----------

Gross profit                                        56,696        4,532,186                           4,588,882

Selling expenses                                   489,272        1,785,500                           2,274,772
General and administrative expenses (1)            588,870        2,410,722          276,000          3,275,592
Depreciation and amortization (2)                   36,824           47,271        1,662,655          1,746,750
                                               -----------      -----------      -----------        -----------
                                                 1,114,966        4,243,493        1,938,655          7,297,114
                                               -----------      -----------      -----------        -----------
   Operating loss                               (1,058,270)         288,693       (1,938,655)        (2,708,232)

 Other income (expense)(3)                           6,005           86,419         (460,000)          (367,576)
                                               -----------      -----------      -----------        -----------

Loss before income taxes                        (1,052,265)         375,112       (2,398,655)        (3,075,808)
Income tax benefit                                       0                0                0                  0
                                               -----------      -----------      -----------        -----------
Net loss(4)                                    $(1,052,265)     $   375,112      $(2,398,655)       $(3,075,808)
                                               ===========      ===========      ===========        ===========

Net loss per share                             $     (0.09)
                                               ===========
Pro forma loss per share                                                                            $     (0.28)
                                                                                                    ===========
Weighted average shares outstanding             11,453,382
                                               ===========
Pro forma weighted average shares
outstanding                                                                                          11,014,800
                                                                                                     ==========

--------------------

(1) The pro forma consolidated statement of operations data for the year ended June 30, 1999 reflect an increase in compensation and costs associated with being a public company of $276,000.

(2) Includes goodwill to be recorded as a result of the acquisition of Humboldt Industries, Inc., in the amount of $1,662,655.

(3) Interest expense reflects approximately $460,000 in additional interest expense associated with the bridge loan financing at a rate of 10%.

(4) EBITDA represents loss from operations plus depreciation, amortization and interest expense. EBITDA for the year ended June 30, 1999 was a negative $1,018,637 and Proforma EBITDA for the same period was a negative $850,673. EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for operating income, net income or cash flows from operating activities for purposes of analyzing the Company's operating performance, financial position or cash flows. EBITDA is not necessarily comparable with similarly titled measures for other companies.

                        CONSOLIDATED FINANCIAL STATEMENTS
                        PET QUARTERS, INC. AND SUBSIDIARY

          Year ended June 30, 1999 with Report of Independent Auditors and Three Months ended September 30, 1999 and 1998 (Unaudited)

                        Pet Quarters, Inc. and Subsidiary

                        Consolidated Financial Statements


                Year ended June 30, 1999 and Three Months ended
                    September 30, 1999 and 1998 (Unaudited)


                                    CONTENTS

Report of Independent Auditors................................................................................F-7

Consolidated Financial Statements

Consolidated Balance Sheets...................................................................................F-8
Consolidated Statements of Operations.........................................................................F-10
Consolidated Statements of Stockholders' Equity...............................................................F-11
Consolidated Statements of Cash Flows.........................................................................F-12
Notes to Consolidated Financial Statements....................................................................F-13


                         Report of Independent Auditors

The Board of Directors
Pet Quarters, Inc.
Lonoke, Arkansas

We have audited the accompanying consolidated balance sheets of Pet Quarters, Inc. and subsidiary, as of June 30, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pet Quarters, Inc. and subsidiary as of June 30, 1999 and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in
Note 2, the Company has operating losses and is dependent upon future financing to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.


                                                              Ernst & Young LLP



Little Rock, Arkansas
October 1, 1999, except for Note 8 as to which the date is November 10, 1999

                        Pet Quarters, Inc. and Subsidiary

                           Consolidated Balance Sheets


                                                                      SEPTEMBER 30              JUNE 30
                                                                 1999             1998            1999
                                                             -----------       ----------      ----------
                                                                    (Unaudited)
ASSETS
Current assets:
   Cash                                                      $   151,546       $  204,687      $   37,726
   Accounts receivable                                           202,071              869           2,654
   Inventories                                                 2,066,900           70,790          33,783
   Deferred advertising costs                                    396,155                -               -
   Prepaid expenses and other current assets                       5,866            9,428           2,250
                                                             -----------       ----------      ----------
Total current assets                                           2,822,538          285,774          76,413




Property, plant and equipment:
     Land                                                        225,000          225,000         225,000
     Buildings and improvements                                  744,405          708,075         708,600
     Furniture and equipment                                     561,079           53,861          35,072
                                                             -----------       ----------      ----------
                                                               1,530,484          986,936         968,672
Less accumulated depreciation                                    (70,197)          (6,211)        (33,185)
                                                             -----------       ----------      ----------
                                                               1,460,287          980,725         935,487




Goodwill, net of accumulated amortization of $277,109 at
   September 30, 1999                                          8,036,167                -               -
Intangible assets, net of accumulated amortization of
   $15,147 in 1999 and $5,297 in 1998                             38,473           47,671          30,385
                                                             -----------       ----------      ----------
Total assets                                                 $12,357,465       $1,314,170      $1,042,285
                                                             ===========       ==========      ==========


                                                                      SEPTEMBER 30               JUNE 30
                                                                  1999            1998             1999
                                                              -----------      -----------     -----------
                                                                     (Unaudited)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                           $ 1,667,253      $    39,366     $   203,394
   Accrued expenses                                               409,697              426          12,613
   Short-term notes payable (Note 9)                              481,600                -               -
   Bridge loan payable (Note 8)                                 4,600,000                -               -
   Current portion of notes and capital leases payable             93,168                -               -
   Note payable to related party (Note 3)                         250,000                -         325,000
                                                              -----------      -----------     -----------
Total current liabilities                                       7,501,718           39,792         541,007

Long-term portion of notes and capital leases payable
   (Note 7)                                                       277,109                -               -
                                                              -----------      -----------     -----------
Total liabilities                                               7,778,827           39,792               -

Commitments (Note 11)                                                                    -               -

Stockholders' equity:
   Common stock, $.001 par value per share, 40,000,000
    shares authorized; 11,199,280 and 9,800,195 shares
    issued and outstanding at September 30, 1999 and
    June 30, 1999 respectively                                     11,199           11,560           9,800
   Additional paid-in capital                                   8,144,590        2,272,973       2,498,867
   Accumulated deficit                                         (3,128,804)      (1,010,155)     (1,868,444)
                                                              -----------      -----------     -----------
                                                                5,026,985        1,274,378         640,223

   Less unamortized stock compensation (Notes 6 and 8)           (448,347)               -        (138,945)
                                                              -----------      -----------     -----------
Total stockholders' equity                                      4,578,638        1,274,378         501,278
                                                              -----------      -----------     -----------
Total liabilities and stockholders' equity                    $12,357,465      $ 1,314,170     $ 1,042,285
                                                              ===========      ===========     ===========

See accompanying notes.

                        Pet Quarters, Inc. and Subsidiary

                      Consolidated Statements of Operations


                                                                 THREE MONTHS ENDED            YEAR ENDED
                                                                    SEPTEMBER 30                 JUNE 30
                                                               1999              1998             1999
                                                        ---------------------------------     -----------
                                                                   (Unaudited)
Sales, net of allowances and discounts                    $ 2,510,752       $    58,455      $   262,470
Cost of sales (Exclusive of Depreciation
   Shown Separately Below)                                  1,678,207            33,514          205,774
                                                          -----------       -----------      -----------
                                                              832,545            24,941           56,696

Operating expenses and costs:
   Selling                                                    375,449           148,894          489,272
   Administrative and general                                 642,206            72,198          588,870
   Depreciation and amortization                              311,963               959           36,824
                                                          -----------       -----------      -----------
                                                            1,329,618           222,051        1,114,966
                                                          -----------       -----------      -----------
Loss from operations                                         (497,073)         (197,110)      (1,058,270)

Other income (expense):
   Interest expense                                          (111,616)                -             (290)
   Bridge loan origination fee (Note 8)                      (651,671)                -                -
   Other income                                                     -                 -            2,809
   Interest income                                                  -             2,949            3,486
                                                          -----------       -----------      -----------
                                                             (763,287)            2,949            6,005
                                                          -----------       -----------      -----------
Loss before income tax benefit                             (1,260,360)         (194,161)      (1,052,265)

Income tax benefit (Note 4)                                         -                 -                -
                                                          -----------       -----------      -----------
Net loss                                                  $(1,260,360)      $  (194,161)     $(1,052,265)
                                                          ===========       ===========      ===========

Net loss per common share:
   Basic                                                  $      (.12)      $      (.02)     $      (.09)
                                                          ===========       ===========      ===========
   Diluted                                                $      (.12)      $      (.02)     $      (.09)
                                                          ===========       ===========      ===========
Weighted average shares outstanding                        10,797,000        11,560,000       11,453,000
                                                          ===========       ===========      ===========

See accompanying notes.

                        Pet Quarters, Inc. and Subsidiary

                 Consolidated Statements of Stockholders' Equity

                                             COMMON STOCK          ADDITIONAL                     UNAMORTIZED
                                                         PAR         PAID-IN       ACCUMULATED        STOCK
                                          SHARES       AMOUNT        CAPITAL         DEFICIT      COMPENSATION     TOTAL
                                       ------------- ------------ -------------- --------------- ------------- ---------------

Balance at July 1, 1998                 11,560,000   $   11,560   $  2,272,973   $   (816,179)   $         -   $  1,468,354
Shares bought from founder and
   subsequently cancelled (Note 5)      (2,000,000)      (2,000)             -              -              -         (2,000)
Restricted stock issued to employees
   (Note 6)                                180,000          180        183,570              -       (183,750)             -
Amortization of stock compensation               -            -              -              -         44,805         44,805
Shares issued for services                  60,195           60         42,324              -              -         42,384
Net loss for the year ended
   June 30, 1999                                 -            -              -     (1,052,265)             -     (1,052,265)
                                        ----------   ----------   ------------   ------------     ----------   ------------
Balance at June 30, 1999                 9,800,195        9,800      2,498,867     (1,868,444)      (138,945)       501,278
Shares issued for acquisition of
   Humboldt (Note 8) - unaudited         1,146,417        1,147      4,598,853              -              -      4,600,000
Shares issued as origination fee for
   bridge loan (Note 8) - unaudited        153,334          153        651,518              -       (651,671)             -
Shares issued as attorney fee for
   bridge loan (Note 8) unaudited            4,334            4         18,416              -              -         18,420
Restricted stock issued to
   employees-unaudited                      95,000           95        376,936              -       (377,031)             -
Amortization of stock compensation -
   unaudited                                     -            -              -              -         67,629         67,629
Amortization of loan origination
   fee-unaudited                                 -            -              -                       651,671        651,671
Net loss for three months ended
   September 30, 1999 - unaudited                -            -              -     (1,260,360)             -     (1,260,360)
                                        ----------   ----------   ------------   ------------     ----------   ------------
Balance at September 30, 1999 -
   unaudited                            11,199,280   $   11,199   $  8,144,590   $ (3,128,803)   $  (448,347)  $  4,578,638
                                        ==========   ==========   ============   ============    ===========   ============


See accompanying notes.

                        Pet Quarters, Inc. and Subsidiary

                      Consolidated Statements of Cash Flows


                                                                   THREE MONTHS ENDED              YEAR ENDED
                                                                      SEPTEMBER 30                   JUNE 30
                                                                 1999             1998                1999
                                                            -------------------------------       -----------
                                                                      (Unaudited)
OPERATING ACTIVITIES
Net (loss)                                                  $(1,260,360)       $  (194,161)       $(1,052,265)
Adjustments to reconcile net loss to net cash used in
   operating activities:
     Depreciation                                                34,854                959             26,974
     Amortization                                               277,109                 --              9,850
     Stock issued for services                                   18,420                 --             42,384
     Amortization of loan origination fee                       651,671                 --                 --
     Amortization of stock compensation expense                  67,629                 --             44,805
     Changes in operating assets and liabilities, net
       of acquisition:
         Accounts receivable                                    (39,102)             2,142                357
         Inventories                                             68,410              2,438             39,446
         Prepaid expenses and other current assets             (183,771)                --              7,178
         Other assets                                             4,291                 --             36,238
         Accounts payable                                       (27,388)            25,872            189,715
         Accrued expenses                                       177,672             (6,600)            11,472
         Unearned income                                             --                 --             (5,885)
                                                            -----------        -----------        -----------
Net cash used in operating activities                          (210,565)          (169,350)          (649,731)

INVESTING ACTIVITIES
Acquisition of Humboldt, net of cash                         (4,448,454)                --                 --
Purchases of property, plant, and equipment                     (34,924)            (1,806)           (11,386)
                                                            -----------        -----------        -----------
Net cash used in investing activities                        (4,483,378)            (1,806)           (11,386)

FINANCING ACTIVITIES
Proceeds from notes payable and bridge loan                   4,900,000                 --            325,000
Payments on notes payable and capital leases                    (92,237)                --                 --
Redemption of common stock                                           --                 --             (2,000)
                                                            -----------        -----------        -----------
Net cash provided by financing activities                     4,807,763                 --            323,000
                                                            -----------        -----------        -----------
Net increase (decrease) in cash                                 113,820           (171,156)          (338,117)
Cash at beginning of period                                      37,726            375,843            375,843
                                                            -----------        -----------        -----------
Cash at end of period                                       $   151,546        $   204,687        $    37,726
                                                            ===========        ===========        ==========

Supplemental disclosure of cash flow information:
     Cash paid during the period for interest               $    19,246        $        --        $       290
     Shares issued on the acquisition of Humboldt
       Industries (Note 8)                                  $ 4,600,000        $        --        $        --

See accompanying notes.

                  1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                       ORGANIZATION AND NATURE OF BUSINESS

Pet Quarters, Inc. and Subsidiary (the "Company") was organized under the laws of the state of Arkansas on May 22, 1997, for the purpose of marketing and selling pet supplies over the Internet. From May 22, 1997 to June 30, 1997, the Company had no operations.

The Company has sold common stock in offerings that were exempt from registration with the Securities and Exchange Commission ("SEC"). The Company's common stock is currently traded on the OTC Bulletin Board. The Company is not currently required to file periodic consolidated financial reports with the SEC, however, the Company is planning to file a Form 10 on December 10, 1999 and will begin filling with SEC required periodic reports.

The Consolidated Financial Statements include the accounts of PQ Acquisition Company, Inc. which was organized in 1999 for the sole purpose of acting as an intermediate corporation to acquire Humboldt Industries, Inc and Maplewood Industries, Inc.

CONSOLIDATION

The financial statements include the accounts of the Company and its wholly owned subsidiaries, Humboldt Industries, Inc. and Maplewood Industries, Inc. beginning August 1, 1999. (See Note 8.)

INVENTORIES

Inventories are valued at the lower of cost, principally determined by the first-in, first-out method, or market. Inventory at June 30, 1999 and 1998, consists of pet supplies purchased for retail sale.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets, which range from five years for furniture and equipment to thirty-nine years for buildings and improvements.

INCOME TAXES

The Company provides for income taxes based on the liability method.

No provision (benefit) for income taxes has been made due to net operating loss carryforwards totaling approximately $1,843,000, that may offset future taxable income (see Note 4).

STOCK-BASED COMPENSATION

The company records stock based compensation using provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, for the preparation of its basic consolidated financial statements (see Note 6). Such provisions require the company to recognize compensation cost over the vesting period for the difference between the quoted market price of an award at the date of grant and the purchase or exercise price of the shares.

INTANGIBLE ASSETS

Intangible assets are amortized on a straight-line basis over their estimated lives, ranging from 3 to 5 years.

ADVERTISING COSTS

The Company expenses advertising costs, other than direct responses advertising as they are incurred. Advertising expenses of approximately $430,000 were incurred for the year ended June 30, 1999.

The Company's wholly owned subsidiaries, Humboldt Industries, Inc. and affiliate, account for catalog costs in accordance with SOP 93-7, "Reporting on Advertising Costs" in connection with the marketing of their direct response products. Such expense is amortized over the period of benefit which is less than one year using the ratio of current period revenue to the total of current and estimated future period revenues.

CONCENTRATION OF CREDIT RISK

The Company's services are provided primarily to customers throughout the United States. The Company receives payment largely by customers' use of credit cards for internet sales and, for sales by Humboldt, the Company performs ongoing credit evaluations of Humboldt's customers and generally does not require collateral. Historically, credit losses have been within management's expectations.

REVENUE RECOGNITION

Revenue from product sales is recognized upon shipment of merchandise, net of an allowance for estimated customer returns and discounts.

IMPAIRMENT OF ASSETS

The Company accounts for any impairment of its long-lived assets using Statement of Consolidated Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Under SFAS No. 121, impairment losses are recognized when information indicates the carrying amount of long-lived assets, identifiable intangibles and goodwill related to those assets will not be recovered through future operations or sale.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company adopted SFAS No. 130, "Reporting of Comprehensive Income" in 1998. Because the Company had no other items of comprehensive income, the impact of adoption was not material.

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which requires public business enterprises to report financial and descriptive information about its reportable segments. See Note 11.

In March 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Under the SOP, qualifying computer software costs are required to be capitalized and amortized against income over the software's estimated useful life. The SOP is effective for fiscal years beginning after December 15, 1998. The Company adopted SOP 98-1 in the quarter ended September 30, 1999 which did not have a material effect on operating results or the financial position of the Company.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement is effective for all quarters of fiscal years beginning after June 15, 2000 and establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability at its fair value. The Company does not anticipate that the adoption of SFAS No. 133 will have a material effect on earnings or the financial position of the Company.

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

The accompanying consolidated financial statements of the Company for the three months ended September 30, 1999 and 1998 have been prepared in accordance with generally accepted accounting principles for interim financial statements. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The interim financial information is unaudited, but reflects all adjustments consisting only of normal recurring accruals which are, in the opinion of management, necessary for a fair presentation of the results of operations for such interim periods. Operating results for the three months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the entire year.

2. GOING CONCERN UNCERTAINTY


         The accompanying consolidated financial statements have been presented in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has a significant working capital deficiency and has incurred operating loss since its formation. As discussed in Note 8, the Company has an outstanding bridge loan for $4.6 million that matures within the next twelve months. The Company was able to make a required payment of $1,000,000 on February 3, 2000 (unaudited). Management believes that actions presently being taken will provide for the Company to continue as a going concern. Such actions may include but are not limited to a private equity stock placement which would be utilized to payoff the bridge loan and other current debt, a strategic partnership or acquisition that would provide the Company with the necessary capital, or sale of certain assets. However, there are no assurances that management will be able to secure additional equity capital or complete any other strategic transactions that will permit the Company to meet its current obligations. If the Company defaults on the extended terms of the Bridge Loan then the ownership of Humboldt Industries will revert to the Trust, since their stock is held as collateral (Note 8).

3. RELATED PARTY TRANSACTIONS

In November 1997, the Company issued 1,777,500 shares of its common stock, with a fair value of $888,750, to acquire land and a building from Ammonia Hold, Inc., a company owned by a principal shareholder of the Company. As a part of the exchange a option to repurchase the building for the original sales price was granted. This option expired on June 8, 1999.

At June 30, 1999, the Company had $325,000 notes payable to Ammonia Hold, Inc. The notes are due on demand with an interest rate of 8%. The notes payable are secured by property and inventory.

4. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                          JUNE 30, 1999
                                                        ----------------
DEFERRED TAX ASSETS:
   Amortization of stock compensation                     $      44,805
   Net operating loss carryforward                           (1,843,683)
                                                        ---------------
                                                             (1,798,878)
Effective tax rate                                                   34%
                                                        ---------------
Deferred tax asset                                              611,619
Valuation allowance                                            (611,619)
                                                        ---------------
Net deferred tax asset                                   $            -
                                                        ===============


The use of the liability method of accounting for income taxes requires that deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Whether a deferred tax asset will be realized depends upon sufficient future taxable income and consideration of limitations on the ability to utilize net operating loss carryforwards and other tax attributes.

Under limitations imposed by Internal Revenue Code Section 382, certain potential changes in ownership of the Company may restrict future utilization of net operating loss carryforwards. It is management's belief that a change in ownership which would trigger the Section 382 limitations has not occurred. However, a valuation allowance has been established for the entire net deferred tax assets until such time as it is more likely than not that the deferred tax assets will be realized.

At June 30, 1999, the Company has net operating loss carryforwards of approximately $1,843,00 for income tax purposes that expire in years 2013 through 2019.

No income taxes were paid in 1998 and 1997. The Company's effective tax rate for June 30, 1999 and 1998, is 0%. The effective tax rate for the years ended June 30, 1999 and 1998, is different than the statutory federal tax rate of 34%, due to the establishment of a valuation allowance relating to the deferred tax assets.

5. STOCKHOLDERS' EQUITY

In June 1999, the Company retired 2,000,000 shares of common stock which had been held by a founding stockholder of the Company. These shares were subsequently cancelled. This transaction was completed in order to facilitate the acquisition of Humboldt Industries, Inc. (see Note 8). These shares were held by the founding stockholder under a verbal understanding with other stockholders that the shares would be retired and canceled upon the occurrence of certain future events including a business combination or issuance of additional equity capital. The shares were originally issued so that the founding stockholder would have voting control. For purposes of calculating net loss per share, the 2,000,000 shares were deemed to have been retired and canceled as of July 1, 1999.

The Company is authorized to issue 10,000,000 shares of preferred stock. The voting powers, performances and other rights are subject to resolution of the Board of Directors. No preferred shares are outstanding.

6. STOCK-BASED COMPENSATION

The Company's Board of Directors has given approval to the establishment of an Management Incentive Plan under which shares of the Company's stock are granted to employees. The shares are restricted for one year following the date of grant and require that the employee remain in continuous employment for a period of 1 year from the date of grant. There are no grants outstanding under the Plan at June 30, 1999.

In 1999, the Company granted stock awards to employees totaling 180,000 shares.

Total compensation cost for stock award issued to employees was $44,805 for the year ended June 30, 1999.

In April 1999, the President of the Company granted to an officer an option to purchase 225,000 shares at the fair market value at the date of grant of $1.125. The grant was authorized by the President in connection with the employment of this individual in April 1999.

7. NOTES AND CAPITAL LEASES PAYABLE

                                                                                     SEPTEMBER 30      JUNE 30
                                                                                         1999            1999
                                                                                       --------       ----------
                                                                                      (Unaudited)
Capital lease payable to a leasing company due in monthly installments of
   $5,096 until May 2003 with no stated interest rate. The lease is
   guaranteed by a stockholder                                                         $187,812       $       --
Capital lease payable to a leasing company due in monthly installments of
   $3,332 until December 2004 with no stated interest rate.  The lease is
   guaranteed by a stockholder                                                          165,363               --
Other notes payable                                                                      17,102               --
                                                                                       --------       ----------
                                                                                        370,277               --
Less current portion                                                                     93,168               --
                                                                                       --------       ----------
                                                                                       $277,109       $       --
                                                                                       ========       ==========

Maturities of notes and capital leases are as follows:

2000                                                                                          $ 93,168
2001                                                                                            84,056
2002                                                                                            88,102
2003                                                                                            56,589
2004                                                                                            48,362
                                                                                              --------
                                                                                              $370,277
                                                                                              ========


Equipment leased under capital lease obligations is included in furniture and equipment at July 31, 1999. Amortization of the leased equipment is included in depreciation expense.

8. ACQUISITION

On August 1, 1999, the Company acquired 100% of the outstanding stock of Humboldt Industries, Inc.("Humboldt Industries") and Maplewood Industries, Inc. ("Maplewood"), both of Hazleton, Pennsylvania, for $4.6 million cash and 1,146,417 shares of the Company's common stock, valued at $4.6 million on the date of the acquisition. Humboldt Industries is in the pet supply catalog business and distributes two pet catalogs - Home Pet Shop and the Dog's Outfitter - to retail and wholesale customers throughout the United States and in selected foreign markets. The acquisition was accounted for as a purchase transaction. The purchase price allocated to assets and liabilities acquired is based on preliminary information and is subject to change. The preliminary allocation of purchase price results in goodwill in the amount of approximately $8.3 million. Goodwill is amortized over a 5 year life. The cash paid was financed through a bridge loan by borrowing $4.6 million from Sun Valley Trust (the

"Trust"). This loan was due in full on October 1, 1999 with an interest rate of 12.5%. Some of the investors in the Trust are also employees of the Company. In conjunction with the bridge loan transaction, the Company issued 153,334 shares of Common Stock with a market value on July 30, 1999 totalling of $651,671 as payment for origination of the loan. This origination fee was amortized over the term of the loan from August 1, 1999 through October 1, 1999. In addition, the Company issued 4,334 shares of Common Stock with an estimated market value of $18,420 for attorney fees associated with the bridge loan. The common stock of Humboldt and Maplewood is pledged as security for the bridge loan.


On October 2, 1999, the Company went into default on the $4.6 million bridge loan noted above. This bridge loan was extended on November 10, 1999 with key changes from the original agreement as follows: The interest rate was reduced from 12.5% to 10%, interest in the amount of $204,723 was paid current, penalties in the amount of $230,000 were added to the principal balance (total principal $4,830,000), $20,000 in interest payments are due monthly with the remainder to accrue and be paid upon funding. On November 10, 1999, the Company issued an additional 275,000 restricted shares to the trust at a value of $483,009 or $1.756 which is an approximation of the average closing price of the shares on November 9 and 10, 1999. The terms of the extension required a partial principal payment of $1,000,000 by February 10, 2000. This payment was made on February 3, 2000 as required (unaudited). The remaining principal balance plus accrued interest will be due in full on May 10, 2000.


In connection with the restructuring of the bridge loan on November 10, 1999, two shareholders loaned the Company $204,000 which was the amount of the interest due on November 10, 1999. The loan contains a conversion feature whereby the holder of the notes may convert the note to shares of Pet Quarter's common stock at a conversion price of $.50. The Company recorded in November 1999, $626,452 as additional expense of restructuring the debt which is the intrinsic value of the conversion feature.

The operations of Humboldt have been consolidated with the operations of the Company beginning August 1, 1999. Pro forma unaudited information, which includes goodwill amortization and bridge loan interest expense, as if Humboldt acquisition occurred as of July 1, 1998 is as follows:


                              THREE MONTHS ENDED SEPTEMBER 30      YEAR ENDED JUNE 30
                                  1999                1998                1999
                              ------------        ------------     ------------------
                                                   (UNAUDITED)
Sales                         $  3,730,801        $  2,999,822        $ 15,143,999
Cost of sales                   (2,490,923)         (2,373,755)        (10,555,117)
Operating expenses              (1,839,020)         (1,015,806)         (7,297,114)
Other income (expenses)           (803,999)             37,096            (367,576)
                              ------------        ------------        ------------
Net loss                      $ (1,403,141)       $   (352,643)       $ (3,075,808)
                              ============        ============        ============


The above pro forma unaudited information does not purport to be indicative of the results which actually would have occurred had the acquisition been made at the beginning of the respective periods.

9. SHORT-TERM NOTE PAYABLE (UNAUDITED)

On August 4, 1999, the Company obtained short-term financing in the amount of $300,000 from a bank. The loan is secured by a first mortgage on land and building located in Lonoke, Arkansas. The loan accrues interest at a rate of 6.5%.

In conjunction with the acquisition of Humboldt Industries (Note 8) the Company has an obligation to pay a company a finders fee in the amount of $181,600.

10. COMMITMENTS
In July 1999, Pet Quarters, Inc. entered into an agreement to acquire Chartendure Ltd., of the United Kingdom. Under the agreement with Chartendure, Chartendure's shareholders will receive 900,000 shares of Pet Quarters stock for arranging and contracting for the development of a new web site for Pet Quarters.
As part of the agreement, Chartendure will contract with a qualified web site design and development firm for a new Pet Quarters web site. The shares of Pet Quarters' common Stock will be issued only upon the achievement of certain development milestones. Management will capitalize the payments to the web site design and development firm in accordance with SOP 98-1. Management will expense the shares of common stock at the market value at the time the shares are issued to Chartendure's shareholders. The project has had limited progress to date and no shares have been issued to date.
11. OPERATING SEGMENTS

Prior to the purchase of Humboldt effective August 1, 1999, the Company operated in one segment-internet sales of pet supplies. Beginning August 1, 1999, the Company began through the purchase of Humboldt Industries a catalog segment. Information on the Operating segments for the year ended June 30, 1999 and the three months ended September 30, 1999 and 1998 (unaudited) is as follows:

                                      Three Months Ended               Year Ended
                                          September 30                  June 30
                                      1999            1998                1999
                                   -----------     ----------          -----------
                                          (unaudited)
Net sales:
     Internet                      $    70,655     $   58,455          $   262,470
     Catalog                         2,440,097             --                   --
                                   -----------     ----------          -----------
       Total                       $ 2,510,752     $   58,455          $   262,470
                                   ===========     ==========          ===========

Loss from operations:
     Internet                      $  (338,938)    $ (197,100)         $(1,058,270)
     Catalog                          (158,135)           --                    --
                                   -----------     ----------          -----------
                                   $  (497,073)    $ (197,100)         $(1,058,270)
                                   ===========     ==========          ===========

Other income (expense):
     Internet                      $  (758,528)    $    2,949          $     6,005
     Catalog                            (4,759)            --                   --
                                   -----------     ----------          -----------
                                   $  (763,287)    $    2,949          $     6,005
                                   ===========     ==========          ===========

Assets:
     Internet                      $ 1,654,760     $1,314,170          $ 1,042,285
     Catalog                        10,702,705             --                   --
                                   -----------     ----------          -----------
                                   $12,357,465     $1,314,170          $ 1,042,285
                                   ===========     ==========          ===========

Capital expenditures:
     Internet                      $ 4,464,798     $    1,806          $    11,386
     Catalog                            18,580             --                   --
                                   -----------     ----------          -----------
                                   $ 4,483,378     $    1,806          $    11,386
                                   ===========     ==========          ===========

Depreciation and amortization:
     Internet                      $     9,554     $      959          $    36,824
     Catalog                           302,409                                  --
                                   -----------     ----------          -----------
                                   $   311,963     $      959          $    36,842
                                   ===========     ==========          ===========

Although the Company sells the same product at the same price through the internet and catalog segments, the means of selling is different with the internet segment having the potential for a much broader distribution with far more customers than can be reached through the traditional catalog distribution. Revenues by geographical location of customer is not practical to determine.

                            FINANCIAL STATEMENTS
                            PET QUARTERS, INC.

                            Year ended June 30, 1998
                            with Report of Independent Auditors

                               PET QUARTERS, INC.

                              FINANCIAL STATEMENTS
                             YEAR ENDED JUNE 30,1998




                                    CONTENTS

Independent Auditors' Report........................................................................F-25
Balance Sheet.......................................................................................F-26
Statements of Operations............................................................................F-27
Statements of Stockholders' Equity..................................................................F-28
Statements of Cash Flows............................................................................F-29
Notes to the Financial Statements...................................................................F-30


                          Independent Auditors' Report


To the Stockholders and Board of Directors
Pet Quarters, Inc.

We have audited the accompanying balance sheet of Pet Quarters, Inc. as of June 30, 1998 and the related statement of operations, stockholders' equity and cash flows for the year ended June 30, 1998 and the two months ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pet Quarters, Inc. as of June 30, 1998 and the results of their operations and cash flows for the year ended June 30, 1998 and the two months ended June 30, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's operating loss raise substantial doubt about it ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                   Crouch, Bierwolf & Chisholm

Salt Lake City, Utah
October 25, 1998

                               Pet Quarters, Inc.

                                  Balance Sheet
                                  June 30, 1998

ASSETS
Current assets:
   Cash and cash equivalents (Note 1)                                                    $   375,843
   Accounts receivable (Note )                                                                 3,011
   Prepaid expenses                                                                            9,428
   Inventory (Note 1)                                                                         73,229
                                                                                         -----------
Total current assets                                                                         461,511


Property, plant and equipment - net of accumulated
   depreciation (Note 1)                                                                     979,877
Other assets-net of accumulated amortization (Note 6)                                         47,671
                                                                                         -----------
Total assets
                                                                                         $ 1,489,059
                                                                                         ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities:
   Accounts payable                                                                      $    13,679
   Accrued payroll taxes                                                                       1,141
   Unearned income                                                                             5,885
                                                                                         -----------
Total current liabilities .                                                                   20,705

Commitments and contingencies (Note 3)

Stockholders' equity:
   Common stock, par value $.001, authorized shares 40,000,000: 11,560,000
     shares issued and outstanding                                                            11,560
   Additional paid in capital                                                              2,272,973
   Accumulated deficit                                                                      (816,179)
                                                                                         -----------
Total stockholders' equity                                                                 1,468,354
                                                                                         -----------
Total liabilities and stockholders' equity                                               $ 1,489,059
                                                                                         ===========

The accompanying notes are an integral part of these financial statements


                               Pet Quarters, Inc.

                             Statement of Operations


                                                                    FOR THE YEAR ENDED   FOR THE TWO MONTHS
                                                                       JUNE 30 1998      ENDED JUNE 30, 1997
                                                                        -----------      -------------------

Sales - net of allowance and discounts                                  $    43,835          $        --
Cost of sales                                                                21,908                   --
                                                                        -----------          -----------
Gross profit                                                                 21,927                   --
Operating and administrative expenses                                       855,119                   --
                                                                        -----------          -----------
Operating loss                                                             (833,192)                  --

Other income (expense):
   Interest expense                                                          (4,384)                  --
   Other income                                                              15,001                   --
   Interest income                                                            6,396                   --
                                                                        -----------          -----------
Total other income                                                           17,013                   --
                                                                        -----------          -----------
Net (loss)                                                              $  (816,179)         $        --
                                                                        ===========          ===========
Net (loss) per share                                                    $    (0.095)         $        --
                                                                        ===========          ===========
Weighted average shares outstanding                                       8,568,125            6,625,000
                                                                        ===========          ===========

The accompanying notes are an integral part of these financial statements

                               Pet Quarters, Inc.

                        Statement of Stockholders' Equity


                                                           COMMON STOCK                 PAID-IN        ACCUMULATED
                                                      ---------------------------
                                                        SHARES           AMOUNT          CAPITAL          DEFICIT
                                                      ----------       ----------       ----------       ----------
Inception at May 22, 1997                                     --       $       --       $       --       $       --
May 17, 1997, restricted shares issued for cash
   at $.001 to founders                                6,100,000            6,100               --               --
June 26, 1997, Shares issued for cash at $0.10
                                                       1,050,000            1,050          103,950               --
                                                      ----------       ----------       ----------
Balance, June 30, 1997                                 7,150,000            7,150          103,950               --
                                                      ----------       ----------       ----------       ----------
August 8, 1997, Restricted shares issued for
   cash at $.50                                          119,500              120           59,630               --
Shares issued for land and
   building (Note 1)                                   1,777,500            1,777          886,973               --
Shares issued for cash at $0.50 less offering
   costs of $31,567                                    1,720,000            1,720          826,713               --
Shares issued for cash and services (Note 5)             790,000              790          394,210               --
Shares issued for cash at $.050                            3,000                3            1,497               --
Net loss for the year ended
   June 30,1998                                               --               --               --         (816,179)
                                                      ----------       ----------       ----------       ----------
Balance June 30, 1998                                 11,560,000       $   11,560       $2,272,973       $ (816,179)
                                                      ==========       ==========       ==========       ==========


The accompanying notes are an integral part of these financial statements

                               Pet Quarters, Inc.

                            Statements of Cash Flows


                                                                    FOR THE YEAR ENDED   FOR THE TWO MONTHS
                                                                       JUNE 30 1998      ENDED JUNE 30, 1997
                                                                   --------------------- --------------------
OPERATING ACTIVITIES
Net loss                                                                $(816,179)       $      --
Adjustments to reconcile net loss to net cash used by
    operations:
     Depreciation                                                           6,211               --
     Amortization                                                           5,297               --
     Stock issued for services                                            360,000               --
     Changes in current assets and liabilities:
       (Increase) decrease in:
         Accounts receivable                                               (3,011)              --
         Prepaid expenses                                                  (9,428)              --
         Inventories                                                      (73,229)              --
         Other assets                                                     (51,968)              --
       Increase(decrease) in:
Accounts payable                                                           13,679               --
Payroll taxes payable                                                         141               --
Unearned income                                                             5,885               --
                                                                        ---------        ---------
Net cash used by operating activities                                    (562,602)              --

INVESTING ACTIVITIES
Expended for property, plant and equipment                                (97,338)              --
                                                                        ---------        ---------
Net cash used by investing activities                                     (97,338)              --

FINANCING ACTIVITIES
Issuance of common stock                                                  924,683          111,100
                                                                        ---------        ---------
Net cash provided by financing activities                                 924,683          111,100
                                                                        ---------        ---------
Increase in cash                                                          264,743          111,100
Cash and cash equivalents at beginning of period                          111,100               --
                                                                                         ---------
                                                                        ---------        ---------
Cash and cash equivalents at end of period                              $ 375,843        $ 111,100
                                                                        =========        =========

Supplemental disclosures of cash flow information:
   Cash paid for interest                                               $   4,384        $      --
                                                                        =========        =========
   Cash paid for income taxes                                           $      --        $      --
                                                                        =========        =========
   Stock issued for property                                            $ 888,750        $      --
                                                                        =========        =========
   Stock issued for services                                            $ 360,000        $      --
                                                                        =========        =========

The accompanying notes are an integral part of these financial statements

                               Pet Quarters, Inc.

                          Notes to Financial Statements
                                  June 30, 1998


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Pet Quarters, Inc. (the "Company") was organized under the laws of the State of Arkansas on May 22, 1997. The Company was organized for the purpose of marketing and selling pet supplies over the Internet.

ACCOUNTING METHOD

The Company's financial statements are prepared using the accrual method of accounting.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORIES

The Company uses the FIFO (first in, first-out) method for inventory valuation. The Company has approximately $ 73,229 in pet supplies inventory that it has been purchasing since its inception.

DEPRECIABLE PROPERTY

Equipment is stated at cost. Major renewals and betterments are capitalized while expenditures for maintenance and repairs are charged to operations as incurred. Depreciation is computed on the straight-line method over estimated useful lives of five to thirty-nine years for equipment, fixtures and building.

Property and Equipment for June 30, 1998 consist of the following:

Land                                                            $ 225,000
Office equipment                                                   11,473
Warehouse equipment                                                20,971
Computer                                                           14,635
Telephone system                                                    5,964
Building                                                          708,045
                                                                ---------
Total property, plant and equipment                               986,088
Less: accumulated depreciation                                     (6,211)
                                                                ---------
Net Property and Equipment                                      $ 979,877
                                                                =========


Depreciation expense was $6,211 for the period ended June 30, 1998.

                               Pet Quarters, Inc.

                   Notes to Financial Statements (continued)


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) REVENUE RECOGNITION

Revenue from product sales is recognized upon shipment of merchandise, net of an allowance for estimated customer returns and discounts.

NET (LOSS) PER SHARE

The computation of net (loss) per common share is based on the weighted average number of common shares outstanding during the period.

PROVISION FOR INCOME TAXES

No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $381,384 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2012. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

Deferred tax assets and the valuation account for June 30, 1998 is as follows:

Deferred tax asset:
   NOL carryforward                   $ 130,345
   Valuation allowance                 (130,345)
                                      ---------
Total                                 $      --
                                      =========

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and these financial statements, assets, liabilities and earnings involve extensive reliance on management's estimates. Actual results could differ from those estimates.

2. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has operating losses and is dependent upon financing to continue operations. The Company plans on selling pet supplies on the Internet to supply working capital. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                               Pet Quarters, Inc.

3. CONTINGENCIES AND COMMITMENT

The Company had the following contingencies and commitments at June 30, 1998:

Advertising: The Company has entered into various contracts for advertising on the Internet, and on radio to be provided during the next year. Payments of $75,087.50 in cash and 11,195 shares of common stock have been committed for these services.

4. RELATED PARTY TRANSACTIONS

In November 1997, the Company purchased ten acres of land and a 55,000 square foot manufacturing/office facility. The purchase price was 1,777,500 shares of restricted common stock valued at $.50 per share, or $888,750. The building was appraised for $975,000. The facility was purchased from a corporation whose president and major shareholder is also a major shareholder of the Company.

The Company issued an option to the seller to repurchase the facility for 1,777,500 shares of restricted common stock of the Company. This option expires in June 1999.

5. STOCKHOLDER'S EQUITY

The Company engaged a public relations firm to assist in a 504 offering. The fees for their services was the sale of 790,000 shares of stock for $35,000. The stock was selling for $.50 per share in the offering. Therefore, $360,000 was booked as a consulting expense for the year (difference between the cash received and the fair market value of the stock).

6. OTHER ASSETS

The Company has $47,671 in net other assets consisting of the following:

Internet costs - The Company paid a fee to list its goods on an Internet shopping mall.

The  Company  is  amortizing  this  cost over 5 years  using the  straight-line
   method                                                                                     $46,838
Trademark - Money spent to register  the  Company's  name as a  trademark.  The
   trademark is being amortized over 5 years using the straight-line method                     1,630
Web Page Cost - Cost to create a web page to  showcase  the  Company's  products
   This cost is being amortized over 5 years                                                    4,500
                                                                                              -------
Total Other Assets                                                                             52,968
Less: Accumulated Amortization                                                                  5,297
                                                                                              -------
Other Assets Net Amortization                                                                 $47,671
                                                                                              =======

                               Pet Quarters, Inc.

7. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosure about Fair Value of Financial Instruments." The carrying amounts and fair value of the Company's financial instruments at June 30, 1998 are:

                                   CARRYING AMOUNTS     FAIR VALUES
                                   ----------------     -----------

Cash and cash equivalents              $375,843          $375,843
                                       ========          ========

The Company in estimating its fair value disclosures for financial instruments assumes the carrying amounts reported on the balance sheet for cash and cash equivalents approximates their fair value.

                          COMBINED FINANCIAL STATEMENTS

                     HUMBOLDT INDUSTRIES, INC. AND AFFILIATE

                  Period from January 1, 1999 to July 31, 1999
                  With Report of Independent Auditors

                     Humboldt Industries, Inc. and Affiliate

                          Combined Financial Statements

                  Period from January 1, 1999 to July 31, 1999



                                    CONTENTS

Report of Independent Auditors......................................................................F-36

Audited Combined Financial Statements

Combined Balance Sheet..............................................................................F-37
Combined Statement of Operations....................................................................F-38
Combined Statement of Stockholders' Equity..........................................................F-39
Combined Statement of Cash Flows....................................................................F-40
Notes to Combined Financial Statements..............................................................F-41


                         Report of Independent Auditors


The Board of Directors of
 Humboldt Industries, Inc. and Affiliate
Hazleton, Pennsylvania

We have audited the accompanying combined balance sheet of Humboldt Industries, Inc. and Affiliate (the "Company") as of July 31, 1999, and the related combined statements of operations, stockholders' equity and cash flows for the period from January 1, 1999 to July 31, 1999. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Humboldt Industries, Inc. and affiliate at July 31, 1999, and the combined results of their operations and their cash flows for the seven month period then ended in conformity with generally accepted accounting principles.

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company is a consolidated subsidiary of a parent company that has operating losses and is dependent upon future financing to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The combined financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.


                                                              Ernst & Young LLP

Little Rock, Arkansas
October 15, 1999, except for Note 6 as to which the date is November 10, 1999.

                     Humboldt Industries, Inc. and Affiliate

                             Combined Balance Sheet

                                  July 31, 1999


ASSETS
Current assets:
   Cash                                                                           $   151,473
   Accounts receivable                                                                160,315
   Inventory (Note 3)                                                               1,555,469
   Deferred advertising costs (Note 1)                                                216,000
   Other current assets                                                                 4,291
                                                                                  -----------
Total current assets                                                                2,087,548

Leasehold improvements, furniture and equipment:
   Leasehold improvements                                                              33,140
   Furniture and equipment                                                          1,393,481
   Less accumulated depreciation                                                     (893,803)
                                                                                  -----------
Total leasehold improvements, furniture and equipment                                 532,818
                                                                                  -----------
Total assets                                                                      $ 2,620,366
                                                                                  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY Current liabilities:
   Accounts payable                                                               $ 1,491,247
   Current portion of notes and capital leases payable                                 48,069
   Accrued liabilities                                                                219,420
                                                                                  -----------
Total current liabilities                                                           1,758,736

   Notes and capital leases payable (Note 4)                                          339,445
                                                                                  -----------
Total liabilities                                                                   2,098,181

Commitments and contingencies (Note 5)

Stockholders' equity:
   Common stock                                                                         2,000
   Additional paid-in capital                                                         790,873
   Accumulated deficit                                                               (270,688)
                                                                                  -----------
Total stockholders' equity                                                            522,185
                                                                                  -----------
Total liabilities and stockholders' equity                                        $ 2,620,366
                                                                                  ===========

See accompanying notes.

                     Humboldt Industries, Inc. and Affiliate

                        Combined Statement of Operations

                  Period from January 1, 1999 to July 31, 1999

Sales                                                                $ 9,084,885
Cost of sales                                                          5,935,829
                                                                     -----------
Gross profit                                                           3,149,056

Selling, general and administrative expenses:
   Selling expenses                                                    1,336,995
   General and administrative                                          1,546,499
   Depreciation                                                           65,958
                                                                     -----------
Total selling, general and administrative expenses                     2,949,452
                                                                     -----------
Income from operations                                                   199,604

Other income (expense):
   Interest expense                                                      (19,425)
   Interest income                                                         3,355
                                                                     -----------
                                                                         (16,070)
                                                                     -----------
Net income, historical                                                   183,534
Pro forma income tax provision                                            70,500
                                                                     -----------
Pro forma net income                                                 $   113,034
                                                                     ===========

See accompanying notes.

                     Humboldt Industries, Inc. and Affiliate

                   Combined Statement of Stockholders' Equity

                                                                  ADDITIONAL
                                                    COMMON          PAID-IN       ACCUMULATED
                                                     STOCK          CAPITAL         DEFICITS           TOTAL
                                                   ---------       ---------        ---------        ---------
Balance at January 1, 1999                         $   2,000       $ 593,521        $(454,222)       $ 141,299
   Cash distributions to stockholder                      --         (76,973)              --          (76,973)
   Non-cash contribution by
     stockholder (Note 5)                                 --         324,325               --          324,325
   Non-cash distribution to
     stockholder (Note 5)                                 --         (50,000)              --          (50,000)
   Net income for seven months ended
     July 31, 1999                                        --              --          183,534          183,534
                                                   ---------       ---------        ---------        ---------
Balance at July 31, 1999                           $   2,000       $ 790,873        $(270,688)       $ 522,185
                                                   =========       =========        =========        =========

See accompanying notes.

                     Humboldt Industries, Inc. and Affiliate

                        Combined Statement of Cash Flows

                  Period from January 1, 1999 to July 31, 1999


OPERATING ACTIVITIES
Net income                                                          $ 183,534
Adjustments to reconcile net cash provided (used) by
operating activities:
   Depreciation                                                        65,958
   Changes in assets and liabilities:
     Accounts receivable                                             (101,675)
     Inventory                                                       (304,616)
     Deferred advertising costs                                        37,000
     Other assets                                                       1,369
     Accounts payable                                                 107,027
     Accrued expenses                                                 150,228
                                                                    ---------
Net cash provided by operating activities                             138,825

FINANCING ACTIVITIES
Repayments of notes payable and capital leases                        (58,553)
Distribution to stockholder                                           (76,973)
                                                                    ---------
Net cash used in financing activities                                (135,526)
                                                                    ---------
Net increase in cash                                                    3,299
Cash at beginning of year                                             148,174
                                                                    ---------
Cash at end of year                                                 $ 151,473
                                                                    =========

SUPPLEMENTAL DISCLOSURES:
   Net amounts stockholder contributed as additional
     paid-in capital (Note 5)                                       $ 274,325
                                                                    =========

See accompanying notes.

                            Humboldt Industries, Inc.
                          Notes to Financial Statements
                                  July 31, 1999


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Humboldt Industries, Inc. and Affiliate and its affiliate, Maplewood Industries, Inc., (collectively the "Company") are engaged in the mail order sale of pet training and grooming aids, health supplies and vaccines for dogs, cats and other pets as well as the mail order sale of arts and crafts supplies. The customer base is primarily located throughout the continental United States.

COMBINATION

The combined financial statements include the accounts of the Humboldt Industries, Inc. and its affiliate, Maplewood Industries, Inc. These companies were owned by the same shareholders and have common management. All significant intercompany accounts and transactions have been eliminated in combination.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION


Revenue is recognized at the time of shipment of merchandise, net of an allowance for estimated customer returns and discounts. When returned goods are received, sales are reduced and the related merchandise is restocked to inventory.


INVENTORY

Inventory consists of purchased finished products held for resale stated at the lower of cost or market. The last-in, first-out ("LIFO") method is used to determine cost for Humboldt Industries, Inc. and Affiliate while the first-in, first-out ("FIFO") method is used to determine cost for Maplewood Industries, Inc.

DEFERRED ADVERTISING COSTS

The Company accounts for catalog costs in accordance with SOP 93-7, "Reporting on Advertising Costs" in connection with the marketing of its direct response products. Such expense is amortized over the period of benefit which is less than one year using the ratio of current period revenues to the total of current and estimated future period revenues for each catalog. All other advertising costs are expensed as incurred.

                            Humboldt Industries, Inc.
                    Notes to Financial Statements (continued)



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LEASEHOLD IMPROVEMENTS, FURNITURE AND EQUIPMENT

These assets are stated at cost. Depreciation is being provided by accelerated methods over the estimated useful lives of the assets.

INCOME TAXES

The Company elected to be treated as an S Corporation for federal and state income tax reporting, whereby any income or loss will be included in the individual shareholder's income tax return. As a result of the acquisition by Pet Quarters, Inc. (see Note 6), the Company will begin in August 1999 to be subject to federal and state income taxes. A pro forma provision for income taxes is presented in the accompanying combined statement of operations.

IMPAIRMENT OF ASSETS

The Company accounts for any impairment of its long-lived assets using Statements of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed Of". Under SFAS No. 121, impairment losses are recognized when information indicates the carrying amount of long-lived assets, identifiable intangibles and goodwill related to those assets will not be recovered through future operations or sale.

CONCENTRATION OF CREDIT RISK

Accounts receivable are comprised of a diversified customer base. The Company employs credit monitoring policies that, in management's opinion, effectively reduce any potential risk to an acceptable level.

2. GOING CONCERN UNCERTAINTY

The accompanying combined financial statements have been presented in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company is now a consolidated subsidiary of Pet Quarters, Inc. which has a significant working capital deficiency and has incurred operating losses since its formation. As discussed in Note 6, Pet Quarters, Inc. has an outstanding bridge loan for $4.8 million that matures May 10, 2000. Pet Quarters, Inc. believes that actions presently being taken will provide for the Company to continue as a going concern. Such actions may include but are not limited to a private equity stock placement which would be utilized to payoff the bridge loan and other current debt, a

                            Humboldt Industries, Inc.
                    Notes to Financial Statements (continued)


2.  GOING CONCERN UNCERTAINTY (CONTINUED)

strategic partnership or acquisition that would provide the Company with the necessary capital, or sale of certain assets. However, there are no assurances that management will be able to secure additional equity capital or complete any other strategic transaction that will permit the Company to meet its current obligations.

3. INVENTORIES

The Company inventory consists of the following:
Humboldt at FIFO cost                                                               $ 1,857,751
Excess of FIFO cost over LIFO cost                                                     (544,531)
                                                                                    -----------
                                                                                      1,313,220
Maplewood at FIFO cost                                                                  242,249
                                                                                    -----------
                                                                                    $ 1,555,469
                                                                                    ===========

4. NOTES AND CAPITAL LEASES PAYABLE

Capital lease payable to a leasing company due in monthly installments of $5,096 until May 2003 with no stated interest rate. The lease is guaranteed by a
    stockholder.                                                                       $195,215

Capital lease payable to a leasing company due in monthly installments of $3,332 until December 2004 with no stated interest rate. The lease is guaranteed by
    a stockholder.                                                                      170,057

Other notes payable                                                                      22,242
                                                                                       --------
                                                                                        387,514
Less current portion                                                                     48,069
                                                                                       --------
                                                                                       $339,445
                                                                                       ========

Annual maturities of notes and capital leases through December 31 are as follows:

1999                                                                                   $ 48,069
2000                                                                                     82,320
2001                                                                                     84,056
2002                                                                                     88,102
2003                                                                                     56,589
Thereafter                                                                               28,378
                                                                                       --------
                                                                                       $387,514
                                                                                       ========

                            Humboldt Industries, Inc.
                    Notes to Financial Statements (continued)



4. NOTES AND CAPITAL LEASES PAYABLE (CONTINUED)

The Company paid interest of approximately $19,000 for the seven month period ended July 31, 1999.

Equipment leased under capital lease obligations is included in furniture and equipment at July 31, 1999. Amortization of the leased equipment is included in depreciation expense.

The Company has a line of credit which permits borrowings up to $500,000 and bears interest at the Bank's prime rate of interest 7.75% at July 31, 1999. Collateral for the line consist of accounts receivable, inventory and general intangibles. As of July 31, 1999, zero borrowings were outstanding under this line of credit.

5. RELATED PARTY TRANSACTIONS

During the seven months ended July 31, 1999, the principal stockholder contributed $324,325 of amounts due to the principal stockholder as additional capital net of $50,000, the Company had as a receivable from a company owned by the principal stockholder. These transactions are reflected in the accompanying statement of stockholders' equity.

The former stockholders lease a building to the Company. A mortgage on the building, aggregating approximately $1,500,000 at July 31, 1999, is guaranteed by the Company.

Taxes, insurance and maintenance expenses related to the facility are paid by the Company. Such expenses totaled approximately $75,000 for the seven months ended July 31, 1999. Rent expense on the facility aggregated $140,000 for the seven month period ended July 31, 1999. Future minimum lease payments are $240,000 per year through July 31, 2004.

Future minimum rental commitments under the non-cancelable lease noted above as of July 31, 1999 are as follows:

1999                                                               $  100,000
2000                                                                  240,000
2001                                                                  240,000
2002                                                                  240,000
2003                                                                  240,000
Thereafter                                                            140,000
                                                                   ----------
                                                                   $1,200,000
                                                                   ==========

                            Humboldt Industries, Inc.
                    Notes to Financial Statements (continued)


6. SUBSEQUENT EVENT

On August 1, 1999, 100% of the outstanding stock of the Company was acquired by Pet Quarters, Inc. ("Pet Quarters") for $4.6 million cash and 1,146,417 shares of Pet Quarters, Inc. common stock, valued at $4.6 million as part of the acquisition. The acquisition was accounted for as a purchase transaction with related goodwill recorded on the books of Pet Quarters, in the amount of approximately $8.3 million. The cash paid was financed through a bridge loan by borrowing $4.6 from Sun Valley Trust (the "Trust"). This loan was due in full on October 1, 1999 with interest accruing at a rate of 12.5%. Some of the investors in the Trust are also Pet Quarters employees. In conjunction with the bridge loan transaction, Pet Quarters issued 153,334 shares of Common Stock with a market value of $651,671 as payment for origination of the loan. This origination fee is being amortized over the term of the loan. In addition, Pet Quarters issued 4,334 shares of Common Stock with a market value of $18,420 for attorney fees associated with the bridge loan.

On October 2, 1999 Pet Quarters went into default on the $4.6 million bridge loan noted above. This bridge loan was modified on November 10, 1999 with key changes from the original agreement. The interest rate was reduced from 12.5% to 10%. Interest in the amount of $204,723 was paid current. Penalties in the amount of $230,000 were added to the principal balance (total principal $4,830,000), $20,000 in interest payments are due monthly with the remainder to accrued and be paid upon funding. In addition, the Company issued an additional 275,000 restricted shares to the trust at a value of $483,010. The terms of the extension required a principal payment of $1,000,000 by February 10, 2000. This payment was made as required (unaudited). The remaining principal balance plus accrued interest will be due in full on May 10, 2000.

                            HUMBOLDT INDUSTRIES, INC.
                         AND MAPLEWOOD INDUSTRIES, INC.

                                   YEAR ENDED
                                DECEMBER 31, 1998

                                [KKB LETTERHEAD]


                          Independent Auditors' Report


Boards of Directors
Humboldt Industries, Inc.
and Maplewood Industries, Inc.
Hazleton, Pennsylvania

We have audited the accompanying combined balance sheet of Humboldt Industries, Inc. and Maplewood Industries, Inc. as of December 31, 1998 and the related combined statements of operations and deficit and of cash flows for the year then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Humboldt Industries, Inc. and Maplewood Industries, Inc. as of December 31, 1998, and the combined results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

As discussed in Note 8 to the financial statements, the Companies were sold effective August 1, 1999. The combined financial statements for the seven months ended July 31, 1999, which included Humboldt Industries, Inc. and Maplewood Industries, Inc., disclosed an uncertainty regarding their ability to continue as a going concern.

Kingston, Pennsylvania
February 17, 1999
Note 8 dated December 10, 1999
                                             KRONICK KALADA BERDY & CO., P.C.





                                                                               1

                            HUMBOLDT INDUSTRIES, INC.
                         AND MAPLEWOOD INDUSTRIES, INC.

                   COMBINED BALANCE SHEET - DECEMBER 31, 1998

                                     ASSETS
Current assets:
  Cash                                                    $       148,178
  Accounts receivable                                              58,039
  Inventory                                                     1,250,853
  Due from commonly controlled
   company                                                         50,000
                                                          ---------------

          Total current assets                                  1,507,070
                                                          ---------------



Leasehold improvements, furniture and equipment:
  Leasehold improvements                                           33,139
  Furniture and equipment                                         987,113
                                                          ---------------

                                                                1,020,252
  Less accumulated depreciation                                   827,845
                                                          ---------------

                                                                  192,407



Deferred catalog costs, net                                       253,000

Other assets                                                        4,938
                                                          ---------------

                                                          $     1,957,415
                                                          ===============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Current portion of notes
   payable, bank                                          $        30,434
  Accounts payable                                              1,385,955
  Accrued payroll and related expenses                             66,138
                                                          ---------------

          Total current liabilities                             1,482,527


Notes payable, bank, net of current
 portion                                                            9,264

Loan payable shareholders, unsecured,
 non-interest bearing, due after
 1999                                                             324,325
                                                          ---------------

          Total liabilities                                     1,816,116
                                                          ---------------

Shareholders' equity:
  Common stock:
        Humboldt Industries, Inc., $1 par;
     authorized 100,000 shares; issued
     and outstanding 1,000 shares                                   1,000
        Maplewood Industries, Inc., $1 par;
     authorized, issued and outstanding
     1,000 shares                                                   1,000
  Additional paid in capital                                      593,521
  Deficit                                                        (454,222)
                                                          ---------------

                                                                  141,299
                                                          ---------------
                                                          $     1,957,415
                                                          ===============

                        See notes to financial statements

                            HUMBOLDT INDUSTRIES, INC.
                         AND MAPLEWOOD INDUSTRIES, INC.


                  COMBINED STATEMENT OF OPERATIONS AND DEFICIT

                          YEAR ENDED DECEMBER 31, 1998




Sales                                 $   14,943,683

Cost of sales                             10,700,335
                                      --------------

Gross profit                               4,243,348
                                      --------------

Selling, general and administrative
 expenses:
  Catalog costs                            1,849,316
  Other                                    2,393,555
                                      --------------

                                           4,242,871
                                      --------------

Income from operations                           477

Other income (expense):
  Interest expense, net of interest
   income ($5,000, 1998)                        (602)
  Other income                               100,000
                                      --------------

                                              99,398
                                      --------------
Net income                                    99,875
Deficit, beginning                          (554,097)
                                      --------------

Deficit, ending                       $     (454,222)
                                      ==============

                        See notes to financial statements

                            HUMBOLDT INDUSTRIES, INC.
                         AND MAPLEWOOD INDUSTRIES, INC.

                        COMBINED STATEMENT OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1998


Cash flows from operating activities:
  Net income                                    $        99,875
  Adjustments:
    Depreciation                                         42,671
    Loss on sale of auto                                    412
    Changes in assets and liabilities:
      Accounts receivable                                84,980
      Inventory                                         237,147
      Deferred catalog costs                            131,000
      Other assets                                       (1,879)
      Accounts payable                                 (262,210)
      Accrued payroll and related
       expenses                                          12,341
                                                ---------------

      Net cash provided by operating
       activities                                       344,337
                                                ---------------

Cash flows from investing activities:
  Capital expenditures                                  (27,365)
  Due from commonly controlled company                  (24,962)
                                                ---------------

      Net cash used in investing
       activities                                       (52,327)
                                                ---------------

Cash flows from financing activities:
  Repayments of:
    Long-term debt                                      (32,738)
    Loan payable, shareholders                         (218,042)
                                                ---------------

      Net cash used in financing
       activities                                      (250,780)
                                                ---------------

Net increase in cash                                     41,230

Cash, beginning                                         106,948
                                                ---------------

Cash, ending                                    $       148,178
                                                ===============

Supplemental disclosure:
  Cash paid during the year for interest
   expense                                      $         5,544
                                                ===============

Noncash transaction:
    During 1998 an employer obtained title to a Company vehicle by assuming the remaining debt on the vehicle of approximately $10,000.

                        See notes to financial statements

                            HUMBOLDT INDUSTRIES, INC.
                         AND MAPLEWOOD INDUSTRIES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1998

1.       Summary of significant accounting policies:

         Principles of combination:

         The combined financial statements include the accounts of Humboldt Industries, Inc. and Maplewood Industries, Inc. (together, "the Companies"). These Companies are owned by the same shareholders. All significant intercompany accounts and transactions have been eliminated in combination.

         Description of business:

         The Companies are Pennsylvania corporations which are engaged in the mail order sale of training and grooming aids, health supplies, vaccines for dogs, cats and other pets and arts and crafts supplies. The customer base is primarily located throughout the continental United States.

         Use of estimates:

         Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

         Revenue recognition:

         Revenue is recognized at the time of shipment of merchandise. When returned goods are received, sales are reduced and the related merchandise is restocked to inventory.

         Inventory:

         Inventory consists of purchased finished products held for resale stated at the lower of cost or market. The last-in, first-out (LIFO) method is used to determine cost for $1,034,000 of inventory; the balance is at first-in, first-out.

         Advertising costs:

         The Companies incur catalog costs in connection with the marketing of their direct response products. Such expense is amortized in generally less than one year using the ratio of current period revenues to the total of current and estimated future period revenues for each catalog.

         Leasehold improvements, furniture and equipment and depreciation:

         These assets are stated at cost. Depreciation is being provided by accelerated methods over the estimated useful lives of the assets.

         Income taxes:

         The Companies elected to be treated as S Corporations for federal and state income tax reporting, whereby any income or loss will be included in the individual shareholder's income tax return.

                            HUMBOLDT INDUSTRIES, INC.
                         AND MAPLEWOOD INDUSTRIES, INC.

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                          YEAR ENDED DECEMBER 31, 1998





2.       Cash:

         At December 31, 1998 cash on deposit at a national bank exceeds the FDIC insured limit by $44,000.

3.       Inventories:

         At December 31, 1998, inventory was valued at $1,034,000, using the LIFO method (Note 1), which was less than the corresponding current replacement value of approximately $1,642,000.

4.       Due from commonly controlled company:

         This non-interest bearing amount consists of reimbursement of expenses incurred by the Companies on behalf of a commonly controlled company. Such expense reimbursement aggregated $50,000 in 1998. Reimbursement amount due at December 31, 1998 was $50,000.

5.       Line of credit:

         The Companies have a line of credit which permits borrowings up to $500,000 and bears interest at the Bank's prime rate of interest (7.75% at December 31, 1998). Collateral for the line consist of accounts receivable, inventory and general intangibles. As of December 31, 1998, the balance is zero.

6.       Building lease:

         The shareholders lease a building to the Companies. A mortgage on the building, aggregating $1,559,000 at December 31, 1998, is guaranteed by Humboldt Industries, Inc. ("Humboldt"). Humboldt does not require collateral for this contingent liability.

         Taxes, insurance and maintenance expenses related to the facility are paid by Humboldt. Such expenses totalled $60,000 in 1998. Rent expense on the facility aggregated $240,000 in 1998. Future minimum lease payments are $240,000 per year through June 2001.

                            HUMBOLDT INDUSTRIES, INC.
                         AND MAPLEWOOD INDUSTRIES, INC.

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                          YEAR ENDED DECEMBER 31, 1998






7.       Equipment commitments and rent expense:

         Humboldt executed two operating leases for a telecommunication system and a data processing system, which require monthly payments of approximately $3,300 through December 2004 and $5,000 through June 2003, respectively. Rent expense approximated $91,000 in 1998.

8.       Subsequent events:

         On August 1, 1999, 100% of the outstanding stock of the Companies was acquired by Pet Quarters, Inc. (the "Parent"). The combined financial statements of the Companies for the seven months ended July 31, 1999 and the auditors' report thereon dual dated October 15, 1999 and December 10, 1999 disclosed an uncertainty about their ability to continue as going concerns. The uncertainty arose as a result of the Parent having a significant working capital deficiency, because it has incurred operating losses since its formation and because it, on October 22, 1999, defaulted on a $4,600,000 bridge loan, which was extended on November 19, 1999.

         The common stock of the Companies is pledged as collateral for the bridge loan. The extension had key changes and added penalties of $230,000 to the bridge loan. A principal payment in the amount of $1,000,000 is due on February 10, 2000 with the remainder due on May 10, 2000.

                            HUMBOLDT INDUSTRIES, INC.

                                   YEAR ENDED
                                DECEMBER 31, 1997

                          Independent Auditors' Report



Board of Directors
Humboldt Industries, Inc.
Hazleton, Pennsylvania


We have audited the accompanying balance sheet of Humboldt Industries, Inc. as of December 31, 1997 and the related statements of operations and deficit and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Humboldt Industries, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Kingston, Pennsylvania
February 18, 1998


                                         KRONICK KALADA BERDY & CO., P.C.





                                                                               1

                            HUMBOLDT INDUSTRIES, INC.

                        BALANCE SHEET - DECEMBER 31, 1997











                                     ASSETS
Current assets:
  Cash                                          $        92,788
  Accounts receivable                                   141,961
  Inventory                                           1,285,000
  Due from commonly controlled
   companies                                            108,892
                                                ---------------

          Total current assets                        1,628,641
                                                ---------------




Leasehold improvements, furniture and
 equipment:
  Leasehold improvements                                 33,139
  Furniture and equipment                               982,988
                                                ---------------
                                                      1,016,127
  Less accumulated depreciation                         797,859
                                                ---------------

                                                        218,268
                                                ---------------



Deferred catalog costs, net                             318,000

Other assets                                              3,059
                                                ---------------

                                                $     2,167,968
                                                ===============




                        See notes to financial statements


             LIABILITIES AND SHAREHOLDERS' EQUITY


Current liabilities:
  Current portion of notes
   payable, bank                                $        32,738
  Accounts payable                                    1,544,188
  Accrued payroll and related expenses                   53,797
                                                ---------------

          Total current liabilities                   1,630,723


Notes payable, bank, net of current
 portion                                                 49,841

Loan payable shareholders, unsecured,
 non-interest bearing, due after
 1998                                                   466,267
                                                ---------------

          Total liabilities                           2,146,831
                                                ---------------

Shareholders' equity:
  Common stock, $1 par; authorized
   100,000 shares; issued and out-
   standing 1,000 shares                                  1,000
  Additional paid in capital                            593,521
  Deficit                                              (573,384)
                                                ---------------

                                                         21,137
                                                ---------------
                                                $     2,167,968
                                                ===============


                           HUMBOLDT INDUSTRIES, INC.

                      STATEMENT OF OPERATIONS AND DEFICIT

                          YEAR ENDED DECEMBER 31, 1997

Sales                                                     $   12,237,912

Cost of sales                                                  8,843,253
                                                          --------------
Gross profit                                                   3,394,659
                                                          --------------

Selling, general and administrative
 expenses:
  Catalog costs                                                1,347,872
  Other                                                        1,987,431
                                                          --------------

                                                               3,335,303
                                                          --------------
Income from operations                                            59,356
                                                          --------------

Other income (expense):
  Interest expense, net of interest
   income ($7,000, 1997)                                            (426)
  Other income                                                    19,205
                                                          --------------

                                                                  18,779

Net income                                                        78,135

Deficit, beginning                                              (543,552)

Shareholders' distribution                                      (107,967)
                                                          --------------
Deficit, ending                                           $     (573,384)
                                                          ==============


                        See notes to financial statements
                                                                               3

                            HUMBOLDT INDUSTRIES, INC.

                             STATEMENT OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1997




Cash flows from operating activities:
  Net income                                         $     78,135
  Adjustments:
    Depreciation                                           87,789
    Changes in assets and liabilities:
      Accounts receivable                                 (59,792)
      Inventory                                          (282,000)
      Deferred catalog costs                              211,500
      Accounts payable                                    151,391
      Accrued payroll and related
       expenses                                             9,263
                                                     ------------

      Net cash provided by operating
       activities                                         196,286
                                                     ------------

Cash flows from investing activities:
  Capital expenditures                                    (32,873)
  Due from commonly controlled companies                  (44,059)
                                                     ------------

      Net cash used in investing
       activities                                         (76,932)
                                                     ------------

Cash flows from financing activities:
  Proceeds from long-term debt                             25,739
  Repayments of long-term debt                            (42,161)
  Distribution to shareholders                           (107,967)
                                                     ------------

      Net cash used in financing
       activities                                        (124,389)
                                                     ------------

Net decrease in cash                                       (5,035)

Cash, beginning                                            97,823
                                                     ------------

Cash, ending                                         $     92,788
                                                     ============

Supplemental disclosure:
  Cash paid during the year for interest
   expense                                           $      7,426
                                                     ============


                        See notes to financial statements
                                                                            4

                            HUMBOLDT INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1997




1.       Summary of significant accounting policies:

         Description of business:

         The Company, a Pennsylvania corporation, is engaged in the mail order sale of training and grooming aids, health supplies and vaccines for dogs, cats and other pets. The customer base is primarily located throughout the continental United States.

         Use of estimates:

         Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

         Revenue recognition:

         Revenue is recognized at the time of shipment of merchandise. When returned goods are received, sales are reduced and the related merchandise is restocked to inventory.

         Inventory:

         Inventory consists of purchased finished products held for resale stated at the lower of cost or market. The last-in, first-out (LIFO) method is used to determine cost.

         Advertising costs:

         The Company incurs catalog costs in connection with the marketing of its direct response products. Such expense is amortized in generally less than one year using the ratio of current period revenues to the total of current and estimated future period revenues for each catalog.

         Leasehold improvements, furniture and equipment and depreciation:

         These assets are stated at cost. Depreciation is being provided by accelerated methods over the estimated useful lives of the assets.

         Income taxes:

         The Company elected to be treated as an S Corporation for federal and state income tax reporting, whereby any income or loss will be included in the individual shareholder's income tax return.

                            HUMBOLDT INDUSTRIES, INC.

                          YEAR ENDED DECEMBER 31, 1997

2.       Cash:

         At December 31, 1997 cash on deposit at a national bank exceeds the FDIC insured limit by $154,000.

3.       Inventories:

         At December 31, 1997, inventory was valued at $1,285,000, using the LIFO method (Note 1), which was less than the corresponding current replacement value of approximately $1,966,000.

4.       Due from commonly controlled companies:

         These non-interest bearing amounts consist of working capital advances and reimbursement of expenses incurred by the Company on behalf of the commonly controlled companies. Such expense reimbursement aggregated $110,000 in 1997. Reimbursement amount due at December 31, 1997 was $25,000.

5.       Line of credit:

         The Company has a line of credit which permits borrowings up to $500,000 and bears interest at the Bank's prime rate of interest (8.5% at December 31, 1997). Collateral for the line consist of accounts receivable, inventory and general intangibles. As of December 31, 1997, the balance was zero.

6.       Building lease:

         The shareholders lease a building to the Company. A mortgage on the building, aggregating $1,622,000 at December 31, 1997, is guaranteed by the Company. The Company does not require collateral for this contingent liability.

         Taxes, insurance and maintenance expenses related to the facility are paid by the Company. Such expenses totalled $52,000 in 1997. Rent expense on the facility aggregated $240,000 in 1997. Future minimum lease payments are $240,000 per year through June 2001.

7.       Equipment commitments and rent expense:

         The Company executed two operating leases for a telecommunication system and a data processing system, which require monthly payments of approximately $3,300 through December 2004 and $5,000 through June 2003, respectively. Rent expense approximated $18,000 in 1997.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS.

Exhibits.


           Exhibit No.                 Description
           -----------                 -----------

               2.1           -         Agreement of Purchase and Sale of Stock, dated as of
                                       August 5, 1999, by and among Pet Quarters, Inc., Humboldt
                                       Industries, Inc., and the other parties named therein.*

               2.2           -         Agreement of Purchase and Sale of Stock, dated as of July 2,
                                       1999, by and among Pet Quarters, Inc., Chartendure Limited, and the other parties named therein.*

               3.1           -         Articles of Incorporation, as amended, of Pet Quarters, Inc.*

               3.2           -         Bylaws of Pet Quarters, Inc.*

              10.1           -         Collateral Pledge Agreement, dated as of August 1, 1999, by and between Pet Quarters, Inc., The Sun Valley Trust of
                                       July 30, 1999, and the other parties named therein.*

              10.2           -         Modification of Note and Pledge Agreement, dated as of
                                       November 10, 1999, by and among Pet Quarters, Inc., The Sun
                                       Valley Trust of July 30, 1999, and the other parties named therein.*

              16.1           -         Letter from Crouch, Bierwolf & Chisholm.

              21.1           -         List of Subsidiaries.*

              27.1           -         Financial Data Schedule, September 30, 1999.*

              27.2           -         Financial Data Schedule, June 30, 1999.*



*        Previously filed on Form 10-SB

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     PET QUARTERS, INC.




Date:   March 9, 2000                By: /s/ Steve Dempsey
                                         --------------------------------------
                                         (Signature)

                                          Steve Dempsey
                                         --------------------------------------
                                         (Name)
                                          President
                                         --------------------------------------
                                         (Title)

                               INDEX TO EXHIBITS


   Exhibit
     No.                    Description
   -------                  -----------

    2.1           -         Agreement of Purchase and Sale of Stock, dated as of
                            August 5, 1999, by and among Pet Quarters, Inc.,
                            Humboldt Industries, Inc., and the other parties
                            named therein.*

    2.2           -         Agreement of Purchase and Sale of Stock, dated as of
                            July 2, 1999, by and among Pet Quarters, Inc.,
                            Chartendure Limited, and the other parties named
                            therein.*

    3.1           -         Articles of Incorporation, as amended, of Pet Quarters, Inc.*

    3.2           -         Bylaws of Pet Quarters, Inc.*

   10.1           -         Collateral Pledge Agreement, dated as of August 1,
                            1999, by and between Pet Quarters, Inc., The Sun
                            Valley Trust of July 30, 1999, and the other
                            parties named therein.*

   10.2           -         Modification of Note and Pledge Agreement, dated as of
                            November 10, 1999, by and among Pet Quarters, Inc., The Sun
                            Valley Trust of July 30, 1999, and the other parties named therein.*

   16.1           -         Letter from Crouch, Bierwolf & Chisholm.

   21.1           -         List of Subsidiaries.*

   27.1           -         Financial Data Schedule, September 30, 1999*

   27.2           -         Financial Data Schedule, June 30, 1999*


*        Previously filed on Form 10-SB